UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date: March 31, 2006

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93
4 - NIRE (State Registration Number) 353.001.861.33

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510 14º andar – Conjunto 2			2 - DISTRICT Vila Olímpia
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -
15 - E-MAIL ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Antonio de Almeida Filippo
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5			3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -
16 - E-MAIL jfilippo@cpfl.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2006	12.31.2006	1	01.01.2006	03.31.2006	4	10.01.2005	12.31.2005
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11. PARTNER IN CHARGE Walbert Antonio dos Santos					12 - CPF (INDIVIDUAL TAX ID) 867.321.888-87

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 – Current Quarter 03.31.2006	2 –Previous Quarter 12.31.2005	3 – Same Quarter of Last Year 03.31.2005
Paid-in Capital
1 - Common	479,756,730	479,756,730	451,628,769
2 - Preferred	0	0	0
3 - Total	479,756,730	479,756,730	451,628,769
Treasury Stock
4 - Common	0	817	0
5 - Preferred	0	0	0
6 - Total	0	817	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 3120 – Administration and Participation Company - Electric Energy
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATION TYPE Full
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE Dividends	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	12.21.2005	Interest on equity	04.20.2006	ON	0.2278137950
02	AGO	04.20.2006	Dividends	04.20.2006	ON	0.8112329730

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 05.10.2006	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 03/31/2006	4 - 12/31/2005
1	Total assets	5,628,342	5,330,760
1.01	Current assets	850,255	849,762
1.01.01	Cash and banks	342,308	249,452
1.01.02	Credits	504,920	598,786
1.01.02.01	Dividends and interest on equity	437,082	515,494
1.01.02.02	Financial Investments	24,052	22,923
1.01.02.03	Recoverable taxes	43,786	60,369
1.01.03	Materials and Suppliers	0	0
1.01.04	Other	3,027	1,524
1.01.04.01	Derivative contracts	2,627	1,124
1.01.04.02	Other credits	400	400
1.02	Noncurrent assets	180,798	182,468
1.02.01	Other receivables	180,798	180,798
1.02.01.01	Financial Investments	107,153	107,681
1.02.01.02	Recoverable Taxes	2,787	2,787
1.02.01.03	Deferred Taxes	70,858	72,000
1.02.02	Related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	0	0
1.03	Permanent assets	4,597,289	4,298,530
1.03.01	Investments	4,595,748	4,298,189
1.03.01.01	Associated companies	0	0
1.03.01.02	Investments in subsidiaries	4,567,824	4,298,189
1.03.01.02.01	Permanent equity interests	3,112,298	2,976,208
1.03.01.02.02	Goodwill and negative goodwill	1,455,526	1,321,981
1.03.01.03	Other investments	27,924	0
1.03.02	Property, plant and equipment	137	137
1.03.03	Deferred charges	1,404	204

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 03/31/2006	4 - 12/31/2005
2	Total liabilities	5.628,342	5,330,760
2.01	Current liabilities	517,249	500,815
2.01.01	Loans and financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	1,761	1,908
2.01.04	Taxes and social contributions payable	1,035	16,625
2.01.05	Dividends and interest on equity	482,198	482,211
2.01.06	Reserves	0	0
2.01.07	Due to Related parties	0	0
2.01.08	Other	32,255	71
2.01.08.01	Payroll	5	0
2.01.08.02	Accrued liabilities	8	8
2.01.08.03	Derivative contracts	31,358	0
2.01.08.04	Other Accounts Payable	884	63
2.02	Long-term liabilities	8,533	33,897
2.02.01	Loans and financing	0	0
2.02.02	Debentures	0	0
2.02.03	Reserves	8,533	8,533
2.02.03.01	Reserve for Contingencies	8,533	8,533
2.02.04	Due to Related parties	0	0
2.02.05	Other	0	25,364
2.02.05.01	Derivative contracts	0	25,364
2.03	Deferred income	0	0
2.05	Shareholders’ equity	5,102,560	4,796,048
2.05.01	Capital	4,734,790	4,734,782
2.05.01.01	Capital	4,734,790	4,734,790
2.05.01.02	Treasury shares	0	(8)
2.05.02	Capital Reserves	16	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	61,266	61,266
2.05.04.01	Legal	61,266	61,266
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Retained earnings	306,488	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2006 to 3/31/2006	4 - 01/01/2006 to 3/31/2006	5 - 01/01/2005 to 3/31/2005	6 - 01/01/2005 to 3/31/2005
3.01	Operating revenues	0	0	0	0
3.02	Deductions from operating revenues	0	0	0	0
3.03	Net operating revenues	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	0	0	0	0
3.06	Operating expenses/income	310,290	310,290	166,069	166,069
3.06.01	Sales and Marketing	0	0	0	0
3.06.02	General and administrative	(3,060)	(3,060)	(1,487)	(1,487)
3.06.03	Financial	(5,490)	(5,490)	(10,144)	(10,144)
3.06.03.01	Financial income	20,617	20,617	10,276	10,276
3.06.03.02	Financial expenses	(26,107)	(26,107)	(20,420)	(20,420)
3.06.03.02.01	Goodwill amortization	(21,281)	(21,281)	(13,437)	(13,437)
3.06.03.02.02	Other financial expenses	(4,826)	(4,826)	(6,983)	(6,983)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2006 to 3/31/2006	4 - 01/01/2006 to 3/31/2006	5 - 01/01/2005 to 3/31/2005	6 - 01/01/2005 to 3/31/2005
3.06.06	Equity in subsidiaries	318,840	318,840	177,700	177,700
3.06.06.01	Companhia Paulista de Força e Luz	141,806	141,806	115,385	115,385
3.06.06.02	CPFL Geração de Energia S.A.	44,963	44,963	23,437	23,437
3.06.06.03	CPFL Comercialização Brasil S.A.	68,350	68,350	38,878	38,878
3.06.06.04	Companhia Piratininga de Força e Luz	63,721	63,721	0	0
3.07	Income (loss) from operations	310,290	310,290	166,069	166,069
3.08	Nonoperating income/expense	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	310,290	310,290	166,069	166,069
3.10	Income tax and social contribution	(2,660)	(2,660)	(423)	(423)
3.10.01	Social contribution	(470)	(470)	(113)	(113)
3.10.02	Income Tax	(2,190)	(2,190)	(310)	(310)
3.11	Deferred tax	(1,142)	(1,142)	0	0
3.11.01	Deferred Social Contribution	(201)	(201)	0	0
3.11.02	Deferred income tax	(941)	(941)	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on equity	0	0	0	0
3.15	Net income (loss) for the period	306,488	306,488	165,646	165,646
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,756,730	479,756,730	451,628,769	451,628,769
	INCOME PER SHARE	0.63884	0.63884	0.36677	0.36677
	LOSS PER SHARE

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries, allocated by line of business:

		March 31,2006		December 31, 2005

		Equity Interest - %		Equity Interest - %

Subsidiary	Consolidation		Indirect		Indirect
	Method	Direct	(*)	Direct	(*)

Energy Distribution
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz ("CPFL
Piratininga")	Full	100.00	-	-	100.00
Rio Grande Energia S.A. ("RGE")	Proportionate	-	67.07	-	67.07

Energy Generation
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	100.00	-	100.00	-
CPFL Centrais Elétricas S.A. ("CPFL Centrais
Elétricas")	Full	-	100.00	-	100.00
SEMESA S.A. ("SEMESA")	Full	-	100.00	-	100.00
CPFL Sul Centrais Elétricas Ltda ("CPFL Sul Centrais
Elétricas")	Full	-	100.00	-	100.00
CERAN - Companhia Energética Rio das Antas
("CERAN")	Proportionate	-	65.00	-	65.00
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportionate	-	66.67	-	66.67
Campos Novos Energia S.A. ("ENERCAN")	Proportionate	-	48.72	-	48.72
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01	-	25.01

Energy Commercialization
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica
Ltda. ("Clion")	Full	-	100.00	-	100.00
Sul Geradora Participações S.A. ("SGP")	Proportionate	-	67.20	-	67.20
(*) Refer to the interests held by direct subsidiaries.

A meeting of the Board of Directors held on March 29, 2006 approved implementation of the first stage of the Corporate Reorganization process, which separates the corporate participations held by the subsidiary CPFL Paulista in the companies CPFL Piratininga, Companhia de Gás de São Paulo – COMGAS (“COMGAS”) and Energias do Brasil S.A. (“Energias do Brasil”), in compliance with the provisions of Law nº 10.848/04 and ANEEL Resolution Authorizing nº 305/05 and in accordance with “ANEEL” Order nº 454/06.

This stage of the Corporate Reorganization consisted of a reduction in the capital of the subsidiary CPFL Paulista, approved in the Extraordinary General Meeting held on April 13, 2006, without cancellation of shares and through the return to the Company, holder of 100% of the capital of CPFL Paulista, of assets totaling R$ 413,288. These assets were evaluated at book values, in accordance with the Evaluation Report prepared by specialists as of December 31, 2005. Accordingly, the Balance Sheet of March 31, 2006 and the Statement of Operations for the first quarter of 2006 already reflect this operation, and should be analyzed in the light of the effects of these investments directly on the Company.

The assets previously held directly by CPFL Paulista and transferred to the direct control of CPFL Energia, in accordance with the report, are as follows:

As of December 31,
2005

Description

Investment CPFL Piratininga	230,538
Goodwill CPFL Piratininga	154,826
Investment COMGÁS	27,152
Investment Energias do Brasil	772

Total	413,288

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The parent company's and consolidated interim financial statements have been prepared in accordance with principles, practices and criteria consistent with those adopted for preparing the prior year’s financial statements, and should be analyzed together with those statements. These interim financial statements are presented in thousands of Brazilian reais and were prepared in accordance with generally accepted accounting principles in Brazil, in accordance with the Accounting Manual of the Public Electric Energy Service, as defined by National Electric Energy Agency (“ANEEL”) and the standards published by the Brazilian Securities Commission (“CVM”).

In order to improve the information presented to the market, the Cash Flow Statements of the parent company and consolidated are being presented for the three months ended March 31, 2006 and 2005 are being presented as supplementary information (note 32).

The Cash Flow Statements were prepared in accordance with the criteria established by FAS 95 – Statement of Cash Flows, with respect to the presentation format, within the context of registering the Company's financial statements with the Securities and Exchange Commission ( “SEC”).

Consolidation Principles

The consolidated interim financial statements cover the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração and CPFL Brasil. The asset, liability and income balances were fully consolidated. Prior to consolidation into the Company's financial statements, the financial statements of CPFL Paulista, CPFL Geração and CPFL Brasil were consolidated with those of their subsidiaries, fully (majority-owned subsidiaries) or proportionally (joint subsidiaries), according to the rules defined in CVM Instruction No. 247/96. Observing the conditions described above, the portion related to the minority shareholders still in existence in the first quarter of 2005 are shown in the results for that period.

(3) REGULATORY ASSETS AND LIABILITIES

	Consolidated

	Current		Noncurrent

	March	December	March	December
	31,2006	31, 2005	31,2006	31, 2005

Assets

Consumers, Concessionaires and Licensees (note 5)
RTE - Extraordinary Tariff Adjustment (a)	247,832	259,988	128,099	157,024
Free Energy (a)	136,731	102,953	135,486	181,848
Tariff Review - Depreciation (b.1)	-	-	36,335	33,100
Tariff Adjustment - Itaipu Purchase (b.2)	47,948	33,239	-	-
Tariff Adjustment - Other (b.2)	18,809	13,328	-	-
PIS and COFINS - Generators pass-through (b.2)	36,870	11,534	-	-

Deferred Costs Variations (note 10)
Parcel "A" (a)	13,948	-	492,386	486,626
CVA (c)	533,242	486,384	15,958	23,651

Prepaid Expenses (note 11)
PIS and COFINS Increase (b.3)	14,210	24,380	17,264	17,094
Surplus Energy (b.4)	30,013	27,003	7,390	17,209

Other Credits (note 13)
PERCEE	104	172	-	-
Low Income Consumers' Subsidy - Losses (d)	47,153	47,183	-	-

Liabilities

Suppliers (note 19)
Free Energy (a)	(131,046)	(90,218)	(151,117)	(201,982)
PIS and COFINS - Generators pass-through (b.2)	(5,716)	(11,456)	-	-

Deferred Gains Variations (note 10)
Parcel "A" (a)	-	-	(11,154)	(10,720)
CVA (c)	(279,588)	(262,764)	(284)	(1,256)

Other Accounts Payable (note 24)
Tariff Review - Return (b.1)	(67,305)	(103,182)	-	-
PIS and COFINS - Generators pass-through (b.2)	(32,869)	-	-	-
Low Income Consumers' Subsidy - Gains (d)	(4,866)	(5,400)	-	-

Total	605,470	533,144	670,363	702,594

a) Rationing

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption which remained in effect between June 2001 and February of 2002, an agreement was signed between the generators, power distributors and the Federal Government, called the "Overall Agreement for the Electric Energy Sector", which introduced, as a mechanism to reimburse the losses incurred by the electrical sector with this program, an Extraordinary Tariff Increase of 2.9% on electric power supply tariffs to residential consumers (except those considered to be a "low income consumer"), rural and public lighting and 7.9% for all other consumers.

The periods stipulated for realizing the regulatory assets relating to RTE and Free Energy for the subsidiaries CPFL Paulista and CPFL Piratininga are 72 and 61 months respectively, as from January 1, 2002. After this period, offsetting of Parcel “A” will commence, using a mechanism similar to that of the Extraordinary Tariff Adjustment, except in respect of the recovery period not yet defined by ANEEL.

Currently, as the RTE is charged through the tariff of the captive consumers, consumers who opted for the free market are not paying these amounts, although they are included in the calculation base for loss of income generated during the rationing.

In Official Circular nº 2,218, ANEEL asserts that it disagrees with the interpretation that the free consumers are not subject to the RTE and states that it will introduce specific regulations to guide the distributors as to how to proceed with regard to collecting these amounts (Public Hearing nº 044/2005, of December 26, 2005, realized as of April 10, 2006). The results of this process have not yet been published by ANEEL, and consequently, the additional procedures to be followed and reflected in the Companies' financial statements, if any, are not yet known by the sector.

In view of the lack of definition and the uncertainties that still surround this matter, the subsidiaries CPFL Paulista and CPFL Piratininga have taken a conservative approach and do not take this condition into account in projecting future results and in the analysis of realization of the assets relating to the RTE. Accordingly, as of March 31, 2006 those subsidiaries maintained a provision of R$ 117,152 for losses on the realization of the Extraordinary Tariff Adjustment, set against accounts receivable, based on the projections of expected income by the subsidiaries and taking into account market growth, estimated inflation, interest and regulatory aspects.

In the case of the indirect subsidiary RGE, the Free Energy regulatory asset is derived from the allocation by the distributor of its partial quota from Itaipu for the rationing program. As in the case of the RTE, the indirect subsidiary RGE and the subsidiary CPFL Geração have established an accumulated provision of R$ 7,243 for losses on realization of Free Energy.

As a result of court orders, the subsidiaries CPFL Paulista and CPFL Piratininga are prevented from pass-through on Free Energy amounts to certain generators, as certain sector agents have raised legal questions in respect of the free market regulations. Accordingly, the amounts received are greater than the amounts pass-through on to the generators up to March 31, 2006.

The movements of these regulatory assets and liabilities for first quarter of 2006, net of the provision for losses, are as follows:

		Consolidated

		Free Energy

Description	RTE	Asset	Liability	Parcel "A" Net

Balance as of December 31, 2005	417,012	284,801	292,200	475,906
Monetary Restatement	23,465	12,725	12,087	19,274
Provision for losses	-	(339)	-	-
Realization/Payment	(64,546)	(24,970)	(22,124)	-

Balance as of March 31, 2006	375,931	272,217	282,163	495,180

b) Review and Adjustment Tariff

b.1) Tariff Review of 2003

CPFL Paulista

In April 2005, ANEEL approved the final results of the first periodic tariff review of April 2003, which had been set provisionally at 21.10% for the subsidiary CPFL Paulista, and determined that the electricity supply tariffs should be adjusted by 20.29% . In addition it established the Xe factor (which reflects the productivity gains) at 1.1352%, to be applied as a reduction factor to the manageable costs “Parcel B”, for the subsequent Annual Tariff Increases until the next periodic review in April of 2008.

Accordingly, in order to reflect the final percentage, the subsidiary CPFL Paulista recognized a regulatory liability of R$ 48,888 in the first quarter of 2005, as a balancing item for Revenue from Electricity Sales (note 26), and is amortizing this liability based on the above-mentioned Resolution. In the quarter ended March 31, 2006, an amount of R$ 11,397 was recorded as amortization (note 26).

The subsidiary CPFL Paulista also recognized a regulatory asset of R$ 22,398 in the first quarter of 2005, set against Revenue from Electricity Sales (note 26), resulting from the difference between the tariff approved in the review of the regulatory depreciation rate of 4.64% p.a., used by ANEEL to calculate the reintegration quota, and the percentage of 4.85% a year calculated by the subsidiary CPFL Paulista based on information provided to the granting authority. The subsidiary CPFL Paulista is currently recognizing and restating this asset, as a result of the tariff lag caused by the difference between the two rates. In the quarter ended March 31, 2006, an amount of R$ 3,235 was recorded, including principal and restatement.

The ANEEL Economic and Financial Inspection Office carried out a specific inspection confirming the correctness of the percentage of 4.85% . CPFL Paulista is currently awaiting final approval by the ANEEL Board of Directors, with a favorable recommendation from the Superintendent of the Economic and Financial Inspectorate. In view of this situation, the subsidiary CPFL Paulista does not consider there is any risk concerning the realization of this asset.

CPFL Piratininga

In October 2005, ANEEL finally approved the results of the first periodic tariff review of the subsidiary CPFL Piratininga and the adjustment in the electricity supply tariffs was set at 9.67% (a provisional percentage of 10.51% was in effect). Additionally, the final value of the “Xe” Factor was established, showing productivity gains at 0.8294%, to be applied as a reducer of “Parcel B” manageable costs for subsequent annual tariff adjustments.

Accordingly, to reflect the final percentage, in 2005 the subsidiary CPFL Piratininga increased the amount of the regulatory liability, set against Free Energy Supply Revenue, and is recognizing amortization of this liability in the accounts. In the quarter ended March 31, 2006, an amount of R$ 24,480 was recorded as amortization (note 26).

b.2) Tariff Adjustments of 2005 and 2006

CPFL Paulista

Through Approving Resolution nº 313, of April 6, 2006, ANEEL established the average Annual Tariff Adjustment of the subsidiaries at 10.83%, of which 7.12% refers to the annual tariff adjustment and 3.71% to the financial components.

The financial components are the CVA, energy surpluses, restatement of purchase costs of energy from Itaipu in the previous tariff period and other adjustments, particularly the discount on collection of the TUSD, also in the previous period. Assets of R$ 14,474 relating to purchases from Itaipu and of R$ 11,495 relating to other adjustments were recorded in the quarter, as well as amortization of R$ 3,934 in relation to other adjustments recognized in the 2005 tariff adjustment.

In accordance with the Addendum to the Concession Contract signed on March 14, 2005, PIS and COFINS expense actually incurred by the subsidiary CPFL Paulista were included in the electricity supply accounts as from July 1, 2005, and are accordingly not included in the tariff mentioned above.

ANEEL also took into account Law nº 11,196/2005, which decreed the return on the part of the generators of the amounts of R$ 32,869, received as a result of the effects of the increase in PIS and COFINS passed on to consumers during the previous tariff period. The amount is to be returned in 12 monthly installments as from May 2006. Accordingly, the subsidiary CPFL Paulista recorded an asset, set against income (note 26), equivalent to the amount to be reimbursed to consumers recorded in liabilities (note 24), set against the Cost of Electricity (note 27). The amount of R$ 2,147 receivable from the subsidiary CPFL Centrais Elétricas was eliminated in consolidation.

CPFL Piratininga

In October 2005, ANEEL established the Annual Tariff Adjustment, increasing the electricity tariffs by an average of 1.54% (0.74% relating to the Annual Tariff Adjustment and 0.80% relating to the tariff components outside the annual adjustment). The CVA, the tariff reimbursement arising from the final approval of the 2003 Tariff Review and other adjustments were the main external components. An amount of R$ 2,080 was amortized in the quarter in relation to other adjustments.

In accordance with the Addendum to the Concession Contract signed on September 1, 2005, PIS and COFINS expenses effectively incurred by the indirect subsidiary CPFL Piratininga were included in the electricity supply accounts as from October 23, 2005, and are accordingly not included in the tariff mentioned above.

The effects of the increase in the PIS and COFINS rate to be passed on to the Generators was also taken into consideration in this tariff adjustment. The subsidiary CPFL Piratininga recorded a liability of R$ 7,607 (note 19), set against the cost of electricity, which has been passed on monthly since November 2005. The subsidiary CPFL Piratininga also recorded an asset, in the same amount as the liability (note 5), set against income (note 26), which is being amortized in accordance with billing to consumers, as from October 2005.

RGE

Tariff Adjustment

Through Approving Resolution nº 320, of April 18, 2006, ANEEL established the Annual Tariff Adjustment of the jointly controlled subsidiary RGE, increasing the electricity tariffs by an average of 10.19%, consisting of 5.07% relating to the Annual Tariff Adjustment and 5.13% relating to the financial tariff components outside the annual adjustment. The main external components are the CVA and the discount on the TUSD.

In accordance with the Addendum to the Concession Contract signed on April 7, 2005, the PIS and COFINS expense actually incurred by the subsidiary RGE was included in the electricity supply accounts as from July 1, 2005, and is accordingly not included in the above-mentioned tariff.

b.3) Regulatory Asset resulting from the increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated by applying the current legislation, and those incorporated in the tariff. Although the 2005 tariff adjustments already cover the majority of these costs, this matter should give rise to final regulation after the conclusion of the Public Hearing set up by ANEEL on July 20, 2005 (ANEEL call notice nº 014/2005). In view of their provisional nature, these amounts are subject to change at the time of the final approval by the regulatory agency.

The constitution and realization of the asset were recorded in the account “Prepaid Expenses” (note 11), set against the respective “Deductions from Operating Income” accounts.

b.4) Surplus Energy

The electricity distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. They also guarantee to pass-through on to the tariffs the cost or income from excess or shortfall of electricity of the electricity distribution concessionaires, limited to 3% of the energy load requirement.

The net energy surpluses of the distributors are recorded in “Prepaid Expenses” (note 11) and credited to Cost of Electricity (note 27).

The movements of these items relating to the Tariff Reviews and Adjustments in the quarter as of March 31, 2006, are as follows:

	Consolidated

Description	Tariff Review Return (b.1)	Tariff Review Depreciation (b.1)	Tariff Adjustment - Other (b.2) (1)	Tariff Adjustment - Itaipu Purchase (b.2)	PIS and COFINS Increase (b.3)	Surplus of Energy (b.4)	PIS and COFINS - Generators		Total
							Pass-through (b.2)

							Asset	Liability

Balance as of December 31, 2005	(103,182)	33,100	13,328	33,239	41,474	44,212	11,534	(11,456)	62,080
Constitution	-	2,565	11,495	14,474	-	(6,809)	30,722	(32,869)	19,578
Restatement	-	670	-	235	123	-	-	-	1,028
Amortization	35,877	-	(6,014)	-	(10,123)	-	(5,386)	5,740	20,094

Balance as of March 31, 2006	(67,305)	36,335	18,809	47,948	31,474	37,403	36,870	(38,585)	102,780

(1) the effects of amortizaion of the Tariff Adjustment are seen in Operating Revenue (R$ 1,437), Deductions from Operating Revenue (R$ 3,799) and Operating Expense (R$ 778).

c) Deferred Tariff Costs and Gains Variations (“CVA”)

Refer to the mechanism for compensation of the variations in unmanageable costs incurred by the electric power distribution concessionaires. This variation is calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of composing the tariffs for the annual tariff adjustments.

The following expenses are currently considered unmanageable costs: (i) tariff for electricity purchased, (ii) tariff for the electric energy transmission from Itaipu Binacional, (iii) System Service Charges, (iv) usage tariff for the transmission installations forming the basic network, (v) payment quota to the Fuel Consumption Account – CCC, (vi) payment quota to the Energy Development Account – CDE and (vii) Incentive Program for Alternatives to Electric Energy - PROINFA. The amounts included in the CVA are restated based on the SELIC rate.

	Consolidated

	ASSET					LIABILITY

		Movements					Movements

	Balance as of	Deferment	Amortization	Restatement	Balance as	Balance as	Deferment	Amortization	Restatement	Balance as
	December 31,				of March 31,	of December				of March 31,
	2005				2006	31, 2005				2006

Detailing:
Energy Purchased	266,597	76,164	(33,768)	9,097	318,090	246,453	39,967	(21,356)	8,025	273,089
System Service Charge	134,856	(4,815)	(41,763)	4,559	92,837	-	-	-	-	-
Fuel Consumption Account – CCC	50,202	54,246	(31,366)	2,465	75,547	17,567	(1,614)	(9,621)	451	6,783
Energy Development Account - CDE	58,380	18,108	(16,213)	2,200	62,475	-	-	-	-	-

Total	510,035	143,703	(123,110)	18,321	548,949	264,020	38,353	(30,977)	8,476	279,872

d) Low Income Consumers’ Subsidy

Due to the new guidelines and criteria for classification of consumer units in the low-income residential sub-category, a lag was noted between the subsidies provided for and those built into the tariffs. As these differences affect the energy distribution concessionaires and their final consumers, ANEEL established a calculation methodology to facilitate settlement of accounts by means of pre-established liquidation criteria. In months in which the concessionaire records losses, the amount should be reimbursed through an economic subsidy from Eletrobrás, using resources from the Energy Developments Account – CDE. In months in which the concessionaire records gains, the amount should be reimbursed to the consumer by means of a reduction in the tariff adjustments. These differences were calculated on a monthly basis and are still subject to supervision by the regulatory agency.

The movements in the balances accumulated as of March 31, 2006 as follows:

	Consolidated

	Asset	Liability

Balance as of December 31, 2005	47,183	(5,400)
Loss (Gain) of Revenue	4,342	(489)
Amortization 2005 Tariff Increase	-	1,183
Receivables Approved by ANEEL	(4,372)	-
Monetary Restatement	-	(160)

Balance as of March 31, 2006	47,153	(4,866)

(4) CASH AND BANKS

	Parent Company		Consolidated

	March	December 31,	March	December
	31,2006	2005	31,2006	31, 2005

Bank deposits	206	591	203,006	219,989
Short-term financial investments	342,102	248,861	1,098,945	809,252

Total	342,308	249,452	1,301,951	1,029,241

The short-term financial investments correspond to operations with financial institutions under normal market conditions and rates, mainly remunerated based on the variation of the CDI, and are available for use in the operations of the Company and its subsidiaries.

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance mainly refers to electricity sales activities as of March 31, 2006 and December 31, 2005, as follows:

	Consolidated

		Past due		Total

	Balances	Up to 90	More than
	Coming Due	days	90 days	March	December
				31,2006	31, 2005

Current
Consumer Classes
Residential	200,990	116,351	19,713	337,054	328,423
Industrial	143,385	58,378	44,188	245,951	268,129
Commercial	76,278	39,287	22,540	138,105	140,163
Rural	20,118	4,630	1,706	26,454	28,507
Public Administration	19,413	5,642	3,456	28,511	35,971
Public Lighting	22,644	3,404	35,998	62,046	57,742
Public Service	18,247	5,764	8,575	32,586	32,423

Billed	501,075	233,456	136,176	870,707	891,358

Unbilled	384,062	-	-	384,062	335,613
Extraordinary Tariff Adjustment (note 3 a)	247,832	-	-	247,832	259,988
Free Energy (note 3 a)	136,731	-	-	136,731	102,953
Tariff Adjustment - Itaipu Purchase (note 3 b.2)	47,948	-	-	47,948	33,239
Tariff Adjustment - Other (note 3 b.2)	18,809	-	-	18,809	13,328
PIS and COFINS - Generators Pass-through (note 3 b.2)	36,870	-	-	36,870	11,534
CCEE Transactions	6,795	-	-	6,795	7,355
Concessionaires and Licensees	60,499	-	-	60,499	98,967
Other	49,979	-	-	49,979	48,737

Total	1,490,600	233,456	136,176	1,860,232	1,803,072

Noncurrent
CCEE Transactions	40,131	-	-	40,131	44,296
Extraordinary Tariff Adjustment (note 3 a)	128,099	-	-	128,099	157,024
Tariff Review – Depreciation (note 3 b.1)	36,335	-	-	36,335	33,100
Free Energy (note 3 a)	135,486	-	-	135,486	181,848

Total	340,051	-	-	340,051	416,268

Concessionaires and Licensees

Refers basically to balances receivable in respect of the supply of electricity to other Concessionaires and Licensees by the subsidiaries SEMESA and CPFL Brasil, as well as for various transactions that are being set off, through a settlement of accounts, against amounts payable by the subsidiary CPFL Piratininga.

(6) OTHER RECEIVABLES

	Consolidated

	March 31, 2006	December 31, 2005

Current
Receivables from CESP	22,496	24,239
Employees	1,649	15,893
Advances - Fundação CESP	9,241	9,287
Indemnities	-	8,279
Other	4,681	4,443

Total	38,067	62,141

Noncurrent
Receivables from CESP	66,729	83,882
Other	669	930

Total	67,398	84,812

Employees - Refers to financing offered to employees to acquire shares in the subsidiary CPFL Paulista, which was liquidated in March 2006 by transferring shares issued by the Company to the subsidiary CPFL Paulista (note 7).

(7) FINANCIAL INVESTMENTS

	Parent Company		Consolidated

	March	December	March	December
	31, 2006	31, 2005	31, 2006	31, 2005

Current
Granting of Credit - CESP	24,052	22,923	24,052	22,923
Shares of CPFL Energia	-	-	15,266	-

Total	24,052	22,923	39,318	22,923

Noncurrent
Granting of Credit - CESP	107,153	107,681	107,153	107,681
Other	-	-	850	850

Total	107,153	107,681	108,003	108,531

Granting of Credit – CESP - The granting of credit was acquired by the Company in April 2005 and refers to the Purchase and Sale of Electricity agreement between Companhia Energética de São Paulo - CESP (seller) and CPFL Comercialização Brasil S.A. (buyer), relating to the supply of electricity for a period of eight years.

The granting of credit is subject to interest of 17.5% p.a., plus the annual variation in the IGP-M, and is amortized in monthly installments of amounts corresponding to the energy purchase transaction.

CPFL Energia shares - The shares issued by the Company were issued by the subsidiary CPFL Paulista up to November 23, 2005, when the minority shareholders of the subsidiary CPFL Paulista migrated to the Company. The shares were held by the employees, who acquired them through financing during the privatization of the subsidiary CPFL Paulista in 1997. Subsequently, the subsidiary CPFL Paulista took over the financing, set against accounts receivable from employees recorded in other receivables (note 6). In March 2006, the shares were transferred to the subsidiary CPFL Paulista by liquidation of the accounts receivable from employees.

The transferred created a reciprocal interest of parent company and subsidiary, which is prohibited by Law 6,404/76 (Article 244) and Law 10,848/04 (Article 8, § 5), and the subsidiary CPFL Paulista will therefore arrange to sell the shares on the São Paulo Stock exchange within the legal term established.

(8) RECOVERABLE TAXES

	Parent Company		Consolidated

	March	December	March	December
	31, 2006	31, 2005	31, 2006	31, 2005

Current
Social Contribution Prepayments - CSLL	-	1,352	4,001	13,411
Income Tax Prepayments - IRPJ	-	3,736	4,410	35,451
Social Contribution and Income Tax	35,901	33,980	40,766	42,543
Withholding Income Tax - IRRF	7,812	21,229	44,562	53,149
ICMS (State VAT)	-	-	26,015	33,338
PIS (Tax on Revenue)	-	-	7,807	2,155
COFINS (Tax on Revenue)	8	8	32,571	6,779
INSS (Social Security)	-	-	542	1,017
Other	65	64	807	929

Total	43,786	60,369	161,481	188,772

Noncurrent
Social Contribution Tax - CSLL	-	-	21,388	20,512
Income Tax - IRPJ	-	-	5,804	8,492
PIS (Tax on Revenue)	2,787	2,787	3,407	2,787
COFINS (Tax on Revenue)	-	-	3,840	-
ICMS (State VAT)	-	-	55,561	45,533

Total	2,787	2,787	90,000	77,324

In consolidated, the increase in the short-term PIS and COFINS credits is due to the publication of Law nº 11,196 on November 22, 2005. Article nº 109 of this Law consolidates the concept of contracts with pre-determined prices, and consequently affects the energy supply contracts of the indirect subsidiaries SEMESA, Centrais Elétricas, CERAN and BAESA in the cumulative system, which are therefore subject to rates of 0.65% for PIS and 3% for COFINS, retroactive to November 1, 2003. As a result of the new tax regulation, the taxes were recalculated and the differences were treated as overpayments and restated at the SELIC rate, resulting in a tax credit of R$ 33,705, set against the Deduction from Operating Income, and Financial Income.

With the introduction of Law 11,196/05, the indirect subsidiary SEMESA wrote off accounts receivable amounting to R$ 16,491 (note 5). This affected the procurement revenue (note 26), in respect of to the effects of passing on the increase in COFINS, which was being billed and under discussion with Furnas, based on the interpretation of Regulatory Instruction nº 468/2004.

In long-term, the consolidated PIS and COFINS balance includes R$ 4,458 recognized in the quarter, referring to the lawsuit judged to have merit by the Federal Supreme Court in April 2006, relating to the increase in the calculation base of these contributions by the jointly controlled subsidiary RGE.

(9) ALLOWANCE FOR DOUBTFUL ACCOUNTS

Consolidated

Balance as of December 31,2005	(54,361)
Additional Allowance Recorded	(23,724)
Recovery of Revenue	6,871
Write-off of Accounts Receivable	14,568

Balance as of March 31,2006	(56,646)

(10) DEFERRED TARIFF COSTS AND GAINS VARIATIONS

	Consolidated

	ASSETS				LIABILITIES

	Current		Noncurrent		Current		Long Term

	March 31,	December	March 31,	December	March 31,	December	March 31,	December
	2006	31, 2005	2006	31, 2005	2006	31, 2005	2006	31, 2005

Detailing:
Energy Purchased - Itaipu	39,738	57,998	234,272	235,061	16,650	31,693	-	-
System Service Charge	61,058	69,526	2,806	9,198	-	-	-	-
Transmission of Energy – Itaipu	6,527	5,534	3,846	4,852	-	-	-	-
Energy Purchased - Other	276,812	208,601	114,021	109,478	256,154	213,582	284	1,178
Fuel Consumption Account – CCC	74,945	53,139	109,739	102,003	6,784	17,489	-	78
Energy Development Account - CDE	58,979	54,159	5,496	6,222	-	-	-	-
Basic Network Charges	18,926	37,427	31,594	38,625	-	-	-	-
Global Reversal Reserve – RGR	235	-	1,907	2,059	-	-	10,668	10,253
Inspection Fee	90	-	729	787	-	-	486	467
Connection Charges	31	-	2,040	1,992	-	-	-	-
PROINFA	9,849	-	1,894	-	-	-	-	-

Total	547,190	486,384	508,344	510,277	279,588	262,764	11,438	11,976

Summary:
Parcel "A" (note 3 a)	13,948	-	492,386	486,626	-	-	11,154	10,720
CVA (note 3 c)	533,242	486,384	15,958	23,651	279,588	262,764	284	1,256

Total	547,190	486,384	508,344	510,277	279,588	262,764	11,438	11,976

(11) PREPAID EXPENSES

	Consolidated

	Current		Noncurrent

	March 31,	December	March 31,	December
	2006	31, 2005	2006	31, 2005

PIS and COFINS Increase (note 3 b.3)	14,210	24,380	17,264	17,094
Surplus Energy from 2005 Auctions (note 3 b.4)	30,013	27,003	7,390	17,209
PROINFA	3,508	1,932	305	1,457
Other	7,144	4,699	4,532	2,427

Total	54,875	58,014	29,491	38,187

(12) DEFERRED TAXES

12.1 - Composition of the income tax and social contribution credits:

	Parent Company		Consolidated

	March 31,	December	March 31,	December
	2006	31, 2005	2006	31, 2005

Income Tax Credit on:
Tax Loss Carryforwards	58,059	59,000	149,906	166,756
Tax Benefit on Merged Goodwill	-	-	490,080	497,211
Temporarily Nondeductible Differences	-	-	170,592	165,294

Subtotal	58,059	59,000	810,578	829,261

Social Contribution Credit on:
Tax Loss Carryforwards	12,799	13,000	60,584	66,408
Tax Benefit of Merged Goodwill	-	-	169,263	171,724
Temporarily Nondeductible Differences	-	-	53,324	51,048

Subtotal	12,799	13,000	283,171	289,180

Total	70,858	72,000	1,093,749	1,118,441

The tax benefit for the merged goodwill is derived from the mergers of the former controlling companies DOC 4 Participações S.A. and Draft I Participações S.A., into CPFL Paulista and CPFL Piratininga, respectively, and has been realized proportionally to the amortization of the merged goodwill, in accordance with the net projected profit of the subsidiaries during the remaining term of the concession. In the quarter ended March 31, 2006, the annual amortization rates were 5.151565% and 5.449291%, respectively.

12.2 - Temporary nondeductible differences:

	Consolidated

	As of March 31, 2006		As of December 31, 2005

	Income	Social	Income	Social
	Tax	Contribution	Tax	Contribution Tax
	(IRPJ)	Tax (CSLL)	(IRPJ)	(CSLL)

Reserve for Contingencies	53,594	11,259	53,512	11,347
Pension Plan Expenses	21,608	7,420	20,398	6,985
Allowance for Doubtful Accounts	16,085	5,791	15,430	5,555
Provision for losses on the realization of RTE	22,087	7,952	22,087	7,952
Research and Development and Energy
Efficiency Programs	42,020	15,128	38,024	13,689
Accounts Receivable from Government Entities	5,553	1,999	5,528	1,990
Profit Sharing	4,668	1,436	3,286	937
Other	4,977	2,339	7,029	2,593

Total	170,592	53,324	165,294	51,048

12.3 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the first quarter of 2006 and 2005:

	Consolidated

	March 31, 2006		March 31, 2005

	Income Tax	Social	Income Tax	Social
	(IRPJ)	Contribution	(IRPJ)	Contribution
		Tax (CSLL)		Tax (CSLL)

Income before IRPJ and CSLL	495,037	495,037	296,953	296,953
Adjustments to Reflect Effective Rate:
- Goodwill Amortization	34,361	16,186	28,362	14,969
- Realization CMC	-	5,515	-	6,180
- Partial Depreciation of Assets	3,483	3,483	3,713	3,713
- Other net Additions	1,007	994	3,796	6,557
- Effect of Presumed Profit System - CLION	(1,344)	(1,144)	-	-

Calculation base	532,544	520,071	332,824	328,372
Applicable Rate	25%	9%	25%	9%

Tax Debit Result	(133,136)	(46,806)	(83,206)	(29,554)

Tax Credit Unallocated	-	(468)	(1,175)	(965)

Total	(133,136)	(47,274)	(84,381)	(30,519)

Tax Credit Unallocated – Refers to the tax loss carryforwards of SGP, controlled by RGE in 2005, as there are not yet any prospects of realization.

The projections of future income on which realization of the Company's deferred tax credits are based were approved by the Board of Directors and reviewed by the Audit Committee.

(13) OTHER CREDITS

	Consolidated

	Current		Noncurrent

	March 31,	December	March 31,	December
	2006	31, 2005	2006	31, 2005

Refinancing of Consumer Debts	44,055	41,639	105,798	114,155
Low Income Consumer Subsidies (note 3 d)	47,153	47,183	-	-
Collateral linked to Foreign Currency Loans	4,426	16,887	46,431	31,888
PERCEE (note 3)	104	172	-	-
Orders in Progress	7,651	6,171	-	-
Services Rendered to Third Parties	21,781	17,547	616	1,103
Reimbursement RGR	3,657	3,723	580	457
Assets and Rights for Disposal	17	17	2,283	2,283
Advance Energy Purchase Agreements	5,191	7,343	2,050	3,749
Other	4,196	20,576	9,827	13,600

Total	138,231	161,258	167,585	167,235

(14) INVESTMENTS

	Parent Company		Consolidated

	March 31,	December	March 31,	December
	2006	31, 2005	2006	31, 2005

Permanent Equity Interests	3,112,298	2,976,208	-	-
Goodwill / Negative Goodwill	1,455,526	1,321,981	2,265,285	2,299,646
Leased Assets	-	-	760,743	766,443
Other Investments	27,924	-	29,069	29,073

Total	4,595,748	4,298,189	3,055,097	3,095,162

14.1 - Permanent Equity Interests:

	Parenty Company

	March 31, 2006	December 31, 2005

CPFL Paulista	1,597,850	1,869,332
CPFL Piratininga	294,259	-
CPFL Geração	1,151,291	1,106,328
CPFL Brasil	68,898	548

Total	3,112,298	2,976,208

The principal information on the investments in permanent equity interests is as follows:

	Parent Company

	March 31, 2006				December 31, 2005

	CPFL	CPFL	CPFL	CPFL	CPFL	CPFL	CPFL
Information on Equity Interests	Paulista	Piratininga	Geração	Brasil	Paulista	Geração	Brasil

Subsidiary
Number of Shares - (in thousands)
- Common Share	12,550,552	29,498,491	68,495,905	456	12,550,552	68,495,905	456
- Preferred Share	21,281,301	23,532,768	136,991,811	-	21,281,301	136,991,811	-
- Total Number of Shares	33,831,853	53,031,259	205,487,716	456	33,831,853	205,487,716	456

Shareholders' Equity - (R$ thousands)
- Capital	868,675	31,100	1,039,618	456	1,281,963	1,039,618	456
- Net Income for the period (a)	141,806	63,721	44,963	68,350	121,538	24,158	38,878
- Shareholders' Equity	1,597,850	294,259	1,151,291	68,898	1,869,332	1,106,328	548

Parent Company
Held by Parent Company - (in thousands)
- Common Share	12,550,552	29,498,491	68,495,905	456	12,550,552	68,495,905	456
- Preferred Share	21,281,267	23,532,768	136,991,811	-	21,281,267	136,991,811	-
- Total Number of Shares	33,831,819	53,031,259	205,487,716	456	33,831,819	205,487,716	456

Ownership - (%)
- Voting	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
- Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Permanent Equity Interests - (R$ thousands)	1,597,850	294,259	1,151,291	68,898	1,869,332	1,106,328	548
Result Equity in Subsidiaries (a) - (R$ thousands)	141,806	63,721	44,963	68,350	115,385	23,437	38,878
(a) The amounts recorded as results refer to the respective quarters of 2006 and 2005.

As mentioned in note 1, the reduction of the capital of the subsidiary CPFL Paulista referring to investments in CPFL Piratininga, COMGAS and Energias do Brasil was approved in the quarter, and ownership was transferred to the Company. The accounting effects of the investments in the quarter have already been recognized directly in the Company.

The subsidiary CPFL Paulista confirmed that it will inform the market in due time as to implementation of the next and final stage of compliance with Law 10,848/04 and ANEEL Authorizing Resolution nº 305/05, referring to segregation of the shared interest of the subsidiary CPFL Paulista in the jointly controlled subsidiary RGE.

14.2 – Dividend and Interest on Equity:

	March	December
	31, 2006	31, 2005

Dividend Receivable
CPFL Paulista	277,777	277,777
CPFL Geração	83,731	83,731
CPFL Brasil	75,574	75,574

Subtotal	437,082	437,082

Interest on equity

CPFL Paulista	-	78,412

Total	437,082	515,494

14.3 – Goodwill and Negative Goodwill:

		Consolidated

		March 31,2006			December 31, 2005

	Investee	Historical	Accumulated	Net Value	Net Value
Investor		Cost	Amortization

CPFL Energia	CPFL Paulista	(12,828)	-	(12,828)	(12,828)
CPFL Energia	CPFL Paulista	1,074,026	(109,796)	964,230	978,063
CPFL Energia	CPFL Paulista	304,861	(5,609)	299,252	303,504
CPFL Energia	CPFL Geração	54,555	(2,157)	52,398	53,242
CPFL Energia	CPFL Piratininga	154,827	(2,354)	152,473	154,827
CPFL Paulista	RGE	756,443	(246,992)	509,451	516,759
CPFL Geração	SEMESA	426,450	(140,252)	286,198	291,911
CPFL Geração	Foz do Chapecó	770	-	770	770
CPFL Geração	ENERCAN	10,233	-	10,233	10,232
CPFL Geração	Barra Grande	3,081	(61)	3,020	3,076
CPFL Brasil	Clion	98	(10)	88	90

Total		2,772,516	(507,231)	2,265,285	2,299,646

The goodwill arising from acquisition of the equity interests in CPFL Paulista, RGE, CPFL Piratininga and SEMESA is amortized as from 2004 in proportion to the net income curves projected for the remaining term of the concession contract. For the indirect subsidiary SEMESA, the goodwill is amortized over the remaining period of the leasing contract.

The goodwill arising from the acquisitions of interests in Barra Grande, Foz do Chapecó and ENERCAN, jointly-controlled subsidiaries of CPFL Geração, is based on expected future income derived from the concession contracts and will be amortized over the term of these contracts, as from the beginning of commercial operation of the companies.

As a result of the Corporate Reorganization of CPFL Paulista in the quarter, the goodwill arising from acquisition of the share in CPFL Piratininga was transferred to the Company.

In 2006, amortization of the goodwill was calculated based on annual rates of 5.151565% for CPFL Paulista, 5.151565% for RGE, 5.449291% for CPFL Piratininga, 6.698706% for SEMESA and 7.07548% for Barra Grande. These rates are subject to periodic review.

14.4 - Leased Assets:

In consolidated, the leased assets refer principally to the assets of the Serra da Mesa Plant, owned by the subsidiary SEMESA and leased to the holder of the concession (currently Furnas) for a period of 30 years ending in 2028.

(15) PROPERTY, PLANT AND EQUIPMENT

	Consolidated

	March 31, 2006			December 31, 2005

	Historical Cost	Accumulated Depreciation	Net Value	Net Value
In Service

- Distribution	5,826,890	(3,015,812)	2,811,078	2,808,911
- Generation	703,326	(103,044)	600,282	555,136
- Commercialization	104,242	(40,725)	63,517	62,808
- Administration	170,137	(110,601)	59,536	62,624

	6,804,595	(3,270,182)	3,534,413	3,489,479

In Progress
- Distribution	169,220	-	169,220	137,601
- Generation	868,332	-	868,332	866,952
- Commercialization	16,352	-	16,352	7,376
- Administration	15,876	-	15,876	20,983

	1,069,780	-	1,069,780	1,032,912

Subtotal	7,874,375	(3,270,182)	4,604,193	4,522,391
Other Assets not Tied to the Concession	751,347	(434,491)	316,856	319,375

Total Property, Plant and Equipment	8,625,722	(3,704,673)	4,921,049	4,841,766

Special Obligations			(651,092)	(640,997)

Net Property, Plant and Equipment			4,269,957	4,200,769

The average depreciation rate of the assets is approximately 5.2% p.a. for the distributors and 2.8% p.a. for the generators.

Other Assets not Tied to the Concession – Refer to the goodwill from the merger of jointly-controlled RGE, amortized over the remaining period of that company’s concession, in proportion to the net income curve projected for the period (annual rate of 2.99% in 2006). This rate is subject to periodic review.

(16) DEFERRED CHARGES

	Consolidated

	March 31, 2006			December 31, 2005

	Historical Cost	Accumulated	Net Value	Net Value
		Amortization

Pre-Operating Expenses in Service	28,091	(10,246)	17,845	18,354
Expenses with the Issue of Debentures	7,135	(3,955)	3,180	3,489
Deferred Charges in Progress	21,015	-	21,015	18,202

Total	56,241	(14,201)	42,040	40,045

(17) INTEREST, LOANS AND FINANCING

	Consolidated

	March 31, 2006				December 31, 2005

		Principal				Principal

	Interest			Total	Interest			Total
		Current	Long-term			Current	Long-term

LOCAL CURRENCY
BNDES - Power Increases (PCH's)	92	3,721	13,781	17,594	85	3,717	14,091	17,893
BNDES - Investiment	7,249	96,113	1,041,468	1,144,830	7,297	73,963	1,002,277	1,083,537
BNDES - Parcel "A", RTE and Free Energy	1,521	268,300	332,406	602,227	2,069	237,451	394,419	633,939
BNDES - CVA and Interministerial Ordinance 116	372	47,730	-	48,102	784	92,642	-	93,426
FIDC	27,993	57,884	-	85,877	30,535	64,033	5,699	100,267
BRDE	-	-	-	-	-	16,044	-	16,044
Furnas Centrais Elétricas S.A.	-	-	104,993	104,993	-	-	99,384	99,384
Financial Institutions	2,664	11,956	214,971	229,591	3,622	69,081	112,953	185,656
Other	438	32,628	16,251	49,317	553	33,509	19,786	53,848

Subtotal	40,329	518,332	1,723,870	2,282,531	44,945	590,440	1,648,609	2,283,994

FOREIGN CURRENCY
Floating Rate Notes	4,506	156,413	-	160,919	578	244,369	-	244,947
IDB	645	-	63,507	64,152	690	-	68,428	69,118
Financial Institutions	3,214	56,649	81,013	140,876	1,718	363,206	90,428	455,352

Subtotal	8,365	213,062	144,520	365,947	2,986	607,575	158,856	769,417

Total	48,694	731,394	1,868,390	2,648,478	47,931	1,198,015	1,807,465	3,053,411

	Consolidated

	March 31,	December 31,
LOCAL CURRENCY	2006	2005	Remuneration	Amortization	Collateral

BNDES - Power Increases (PCH's)
CPFL Centrais Elétricas	9,113	9,641	TJLP + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Centrais Elétricas	564	640	UMBND + 3.5% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Centrais Elétricas	4,632	4,860	TJLP + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Centrais Elétricas	719	809	UMBND + 4% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Energia
CPFL Centrais Elétricas	2,566	1,943	TJLP + 4.3% p.a.	75 monthly installments from September 2007	Guarantee of CPFL Energia
BNDES - Investment
CPFL Paulista - FINEM I	32,359	38,502	TJLP + 3.25% p.a.	78 monthly installments from October 2000 and October 2001	Revenue
CPFL Paulista - FINEM II	181,223	145,002	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
RGE - FINEM	67,342	74,535	TJLP + 3.5% to 4.5% p.a.	84 monthly installments from October 2000 to 36 monthly	Revenue
				installments from December 2005
RGE - FINEM	8,788	10,094	UMBND + 4.5% p.a (*)	36 monthly installments from February 2006	Revenue collection/reserve account
CPFL Piratininga - FINEM	82,543	68,601	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINAME	14	55	TJLP + 9.45% p.a.	48 monthly installments from May 2002	Promissory notes and receivables
BAESA	177,942	156,354	TJLP + 3.125% p.a.	144 monthly installments from Setember 2006 and November 2006	Letters of Credit
BAESA	44,221	46,548	UMBND + 3.125% p.a.	144 monthly installments from November 2006	Letters of Credit
ENERCAN	358,022	347,154	TJLP + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	27,082	28,452	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	134,276	135,071	TJLP + 5% p.a.	120 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	12,578	13,130	UMBND + 5% p.a.	120 monthly installments from December 2007	Guarantee of CPFL Energia
CERAN	18,440	20,039	UMBND + 5% p.a. (**)	120 monthly installments from February 2006	Guarantee of CPFL Energia
BNDES - Parcel "A", RTE and Free Energy
CPFL Paulista - RTE	161,461	194,491	Selic + 1% p.a.	62 monthly installments from March 2002	Receivables
CPFL Paulista - Parcel "A"	295,685	282,607	Selic + 1% p.a.	13 monthly installments from May 2007	Receivables
CPFL Piratininga - RTE	28,082	43,952	Selic + 1% p.a.	54 monthly installments from March 2002	Receivables
CPFL Piratininga - Parcel "A"	109,972	105,108	Selic + 1% p.a.	9 monthly installments from September 2006	Receivables
RGE - Free Energy	3,389	3,754	Selic + 1% p.a.	60 monthly installments from March 2003	Receivables
CPFL Geração	3,638	4,027	Selic + 1% p.a.	60 monthly installments from March 2003	Receivables
BNDES - CVA and Interministerial Ordinance 116
CPFL Paulista	11,182	43,755	Selic + 1% p.a.	24 monthly installments from May 2004	Receivables
CPFL Piratininga	36,920	49,671	Selic + 1% p.a.	24 monthly installments from December 2004	Receivables
FIDC - CPFL Piratininga	85,877	100,267	112% of CDI	36 monthly installments from March 2004	Receivables

BRDE - RGE	-	16,044	IGP-M + 12% p.a.	180 monthly installments from September 1991	Receivables
Furnas Centrais Elétricas S.A.
Semesa	104,993	99,384	IGP-M + 10% p.a.	24 monthly installments from August 2008	Energy produced by plant

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	53,831	55,238	Variation of IGPM + 7.42% p.a.	240 montly installments from May 1994	Receivables
RGE
Banco Itaú BBA	69,039	69,252	109% of CDI	24 monthly installments from May 2006	Letters of credit CPFL, Ipê and receivables
Unibanco	-	27,481	CDI + 2.15% p.a.	18 quarterly installments from January 2006	No guarantee
Banco Santander	10,717	12,526	CDI + 2.0% p.a.	7 quarterly installments from January 2006	Promissory notes
Banco Santander	30,994	-	104.5% of CDI	1 installment in January 2008	No guarantee
Banco Alfa	-	2,321	103.95% of CDI	4 monthly installments from January 2008	Guarantee of CPFL Energia and promissory notes
Banco Safra	-	18,838	103.5% of CDI	1 installment in January 2006	Promissory notes
Banco ABN AMRO Real	44,358	-	107.5% of CDI	1 installment in January 2006 and 1 installment in February 2008	No guarantee
Banco do Brasil - Lei 8727	20,652	-	105% of CDI	1 installment in January 2008	No guarantee
Other
CPFL Paulista
ELETROBRÁS	13,396	14,543	RGR + rate variable of 6% to 9% p.a.	Monthly installments to March 2016	Receivables/Promissory notes
Other	7,421	7,432
RGE
FINEP	1,322	1,306	TJLP + 4.0% p.a.	48 monthy installments from July 2006	Receivables
ELETROBRÁS	2,894	3,328	RGR + rate of 6% to 9% p.a.	Monthly installments to July 2010	Receivables/Promissory notes
Other	14,969	16,672
Piratininga
Other	9,315	10,567

Total Local Currency	2,282,531	2,283,994

	March 31,	December 31,
FOREIGN CURRENCY	2006	2005	Remuneration	Amortization	Collateral

Floating Rate Notes - CPFL Paulista	160,919	244,947	US$ + 6-month Libor + 2.95% p.a. (***)	24 semiannual installments from February 2003	Receivables, Guarantee and promissory notes
IDB - Enercan	64,152	69,118	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions
CPFL Paulista
Debt Conversion Bond	17,145	18,269	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	2,434	2,594	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	2,470	2,633	US$ + 6-month Libor + 0.8125% p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	20,344	21,486	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	19,326	20,596	US$ + 6-month Libor + 0.8125%p.a.	1 installment from 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	27,907	29,616	US$ + 6% p.a.	1 installment from 2024	Escrow deposits and revenue/ Gov.SP guarantee
EI Bond - Interest Bond	1,194	1,273	US$ + 6-month Libor+ 0.8125%p.a.	19 semiannual from April 1997	Revenue/Government SP guaranteed
Piratininga
Banco Itaú BBA	-	299,104	US$ + 4.5% p.a. (****)	1 installment from February 2006	No guarantee
RGE
Unibanco	-	6,526	US$ + Libor + 7.25% p.a. (*****)	7 semiannual installments from September 2004	Receivables and reserve account
Semesa
Citibank	50,056	53,255	US$ + 5.12% p.a. (******)	1 installment from December 2006	Promissory notes/Guarantee of CPFL Energia

Total Foreign Currency	365,947	769,417

(*) Converted into local cost corresponding to 135.70% of the CDI
(**) Converted into local cost corresponding to 138.43% of the CDI
(***) Converted into local cost corresponding to 93.65% and 94.75% of the CDI
(****) Converted into local cost corresponding to 106.5% of the CDI
(*****) Converted into local cost corresponding to 100.83% of the CDI
(******) Converted into local cost corresponding to 105% of the CDI

BNDES – Investment (FINEM II): the subsidiary CPFL Paulista obtained approval for financing of R$ 240,856 from BNDES in 2005, which is part of a FINEM credit line to be used for the expansion and modernization of the Electrical System. The amount of R$ 34,918 was received in the first quarter of 2006. The remaining balance of R$ 66,541 will be released in installments up to December 2006.

BNDES FINEM - An amount of R$ 89,382 was approved for the subsidiary CPFL Piratininga in 2005 and R$ 13,325 was released in the first quarter of 2006. A further R$ 10,118 will be released by December 2006.

The gains and losses relating to the swap operations made by the Company and its subsidiaries, including contracting on short-term operations, are recorded, net, under Derivatives, with corresponding amounts recognized under financial income or expenses. These operations resulted in an asset of R$ 2,627 and a liability of R$ 71,787 as of March 31, 2006.

RESTRICTIVE CONDITIONS

Some of the loan and financing agreements are subject to certain restrictive conditions, including clauses that require the subsidiaries to maintain certain financial ratios within predefined parameters. The management of the Company and its subsidiaries monitor these indices systematically and constantly and, where necessary, waivers are obtained or restrictive clauses are renegotiated so that the reviewed or original conditions of the contracts are complied with.

In the opinion of the Company and its subsidiaries management, these restrictive conditions and clauses are being adequately complied with.

(18) DEBENTURES

					Consolidated

					Balances as of:

					March 31, 2006			December 31, 2005

	Issued	Remuneration	Amortization Conditions	Guarantees	Interest	Current	Long-Term	Interest	Current	Long-Term

CPFL Paulista
1st Issue
1st Series	44,000	IGP-M + 11.5% p.a.	50% June 1, 2007 and remainder on June 1, 2008.	Guarantee of CPFL Energia	70,394	-	733,676	48,467	-	728,549
2nd Series	30,142	CDI + 0.6% p.a.	50% June 1, 2005 and remainder on June 1, 2006.	Guarantee of CPFL Energia	24,063	150,710	-	17,021	150,710	-
2nd Issue
1st Series	11,968	109% of the CDI	July 1, 2009.	Unsecured	5,193	-	119,680	12,015	-	119,680
2nd Series	13,032	IGP-M + 9.8% p.a.	July 1, 2009.	Unsecured	10,157	-	139,834	6,645	-	138,854

					109,807	150,710	993,190	84,148	150,710	987,083

CPFL Piratininga
1st Issue
single series of debentures	40,000	104% of the CDI	50% January 1, 2010 and remainder on January 1, 2011.	Guarantee of CPFL Energia	16,544	-	400,000	-	-	-

RGE
2nd Issue
1st Series	2,620	IGP-M + 9.6% p.a.	April 1, 2011.	Unsecured	1,380	379	17,572	809	379	17,572
2nd Series	20,380	106% of the CDI	April 1, 2009.	Unsecured	12,275	-	136,686	6,149	-	136,686

					13,655	379	154,258	6,958	379	154,258
Semesa
			Semiannual in June and December of	Letter of Guarantee,
			each year, with settlement scheduled for 2009	Receivables and
1st Issue	69,189	TJLP + 4 to 5% a.a.		100% of Semesa	15,663	122,540	362,675	3,842	121,681	360,146
				common nominal
				shares
Baesa
			Quarterly with the first payment in November 2006 and the last in August 2016.
1st Issue	23,094	105% of the CDI		Letters of Guarantee	-	1,506	28,620	-	722	28,178

			Annually with the first payment in August 2007 and the last in August 2016.
2nd Issue	23,281	IGP-M + 9.55% a.a.		Letters of Guarantee	-	-	27,748	-	-	26,934

					-	1,506	56,368	-	722	55,112

					155,669	275,135	1,966,491	94,948	273,492	1,556,599

CPFL Paulista

As mentioned in note 1, the reduction of the capital of the subsidiary CPFL Paulista was approved on April 10, 2006, in the General Meeting of holders of the first debenture issue. After this approval, the debentures were transformed into subordinated type and are conditional on provision of a guarantee by the Company.

A meeting on the Board of Directors of CPFL Energia, held on April 13, 2006, approved the pledging, by the Company, of sureties in guarantee of full payment of the first issue of debentures of the subsidiary CPFL Paulista.

In the opinion of Company management, the restrictive conditions and clauses relating to the debentures are being adequately complied with.

CPFL Piratininga

On February 22, 2006, 40,000 first issue, registered book entry debentures, not convertible into shares, were subscribed and paid, in a single series, subordinated type, with a unit par value on the issue date of R$ 10, amounting to a total of R$ 400,000. These debentures are remunerated at 104% of the CDI, with 50% maturing on January 1, 2010 and the remainder on January 1, 2011, the interest being payable semiannual. The Company stands security for the debentures.

These debentures are subject to certain restricted conditions, including clauses that require the subsidiary to maintain specific financial ratios within predefined parameters, summarized below:

a) Ratio of Net Debt to EBTIDA less than or equal to 3; and
b) Ratio of EBTIDA to Financial Income greater than or equal to 2.25.

(19) SUPPLIERS

	Consolidated

	March 31, 2006	December 31, 2005
Current

System Service Charges	3,534	4,058
Energy Purchased	432,326	478,222
Electricity Network Usage Charges	63,519	68,139
Materials and Services	67,281	119,239
Free Energy (note 3 a)	131,046	90,218
PIS and COFINS - Generators Pass-Through (note 3 b.2)	5,716	11,456
Other	10,125	10,901

Total	713,547	782,233

Long-term
Free Energy (note 3 a)	151,117	201,982

(20) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated

	Current		Long-term

		December	March 31,	December 31,
	March 31, 2006	31, 2005	2006	2005

ICMS (State VAT)	262,143	261,938	-	-
PIS (Tax on Revenue)	11,136	11,695	707	904
COFINS (Tax on Revenue)	47,847	49,740	3,494	4,161
INSS (Social Security Contribution)	4,710	1,828	-	-
IRPJ (Corporate Income Tax)	81,712	80,162	16,424	19,151
CSLL (Social Contribution Tax)	28,258	23,474	5,913	6,894
Other	8,059	46,123	-	-

Total	443,865	474,960	26,538	31,110

(21) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, and the jointly-controlled subsidiary RGE, through Fundação ELETROCEEE, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for the employees of the subsidiary CPFL Paulista.

At the time of modification of the Pension Plan in September 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of the Fundação CESP. This deficit will be liquidated in 274 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). The balance of the obligation as of March 31, 2006 was R$ 711,708 (R$ 719,331 as of December 31, 2005), and the amount of the liability is duly adjusted to comply with the criteria of CVM Decision 371/00.

II – CPFL Piratininga

As a result of the split-off of Bandeirante Energia S.A. (the Company's predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for the employees of CPFL Piratininga.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo (the predecessor of Bandeirante) recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP, to be liquidated in 260 installments, amortized on a monthly basis, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). The balance of the obligation of the subsidiary CPFL Piratininga, as of March 31, 2006, is R$ 185,772, and the amount of the liability is duly adjusted to comply with the criteria of CVM Decision 371/00.

III – Rio Grande Energia S.A.

In accordance with the privatization notice, the subsidiary RGE is responsible for payment of supplementary retirement benefits for past service granted by the INSS to the participants of the Fundação CEEE welfare fund – ELETROCEEE, who have not yet fulfilled all the requirements to obtain the benefit. The supplementary plan is of the "defined-benefit" type, with a level of benefit of 100% of the average of recent salaries, including the Social Security benefit.

IV – CPFL Geração

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for the employees of CPFL Geração.

With the modification of the Pension Plan, maintained at the time by CPFL Paulista, the subsidiary recognized an obligation to pay referring to the plan deficit determined at the time by the external actuaries of the Fundação CESP. The deficit is being liquidated in 277 monthly installments, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). The balance of the obligation is R$ 13,927 (R$ 14,072 as of December 31, 2005).

The movements occurred in net liabilities are as follows:

	March 31, 2006

	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração

Net actuarial liability at the beginning of the year	(701,581)	(158,016)	(13,350)	(1,312)	(874,259)
Income (Expense) recognized in income statement	(2,608)	(8,148)	(35)	308	(10,483)
Sponsor's Contributions during the period	23,706	5,659	474	20	29,859

Net actuarial liability at the end of the period	(680,483)	(160,505)	(12,911)	(984)	(854,883)

Current	(53,893)	(18,649)	(1,071)	(984)	(74,597)
Long-term	(626,590)	(141,856)	(11,840)	-	(780,286)

	(680,483)	(160,505)	(12,911)	(984)	(854,883)

The account balances of the subsidiaries relating to the Private Pension Plan also include, as of March 31, 2006, R$ 39,384 (R$ 40,132 as of December 31, 2005) referring to other contributions.

The expenses (income) recognized are as follows:

	1º Quarter of 2006

	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração

Cost of service	229	1,139	16	136	1,520
Interest on acturial liabilities	65,594	16,136	1,408	2,136	85,274
Expected return on assets	(67,253)	(16,813)	(1,471)	(2,634)	(88,171)
Unrecognized cost of past service	-	3	-	-	3
Unrecognized actuarial (gains)	-	-	-	(363)	(363)
Increase liabilities due to adoption of CMV no. 371	4,044	8,196	82	426	12,748

Total Expenses	2,614	8,661	35	(299)	11,011
Expected contributions from participants	(6)	(513)	-	(9)	(528)

Total	2,608	8,148	35	(308)	10,483

	1º Quarter of 2005

	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração

Cost of service	244	1,345	7	119	1,715
Interest on acturial liabilities	63,283	16,329	1,264	2,002	82,878
Expected return on assets	(46,918)	(11,269)	(978)	(2,373)	(61,538)
Unrecognized cost of past service	-	3	-	-	3
Increase liabilities due to adoption of CMV no. 371	4,044	8,196	82	101	12,423

Total Expenses	20,653	14,604	375	(151)	35,481
Expected contributions from participants	(6)	(548)	-	(196)	(750)

Total	20,647	14,056	375	(347)	34,731

In the income statement, the expenses and income were recorded under the following captions:

	1º Quarter of 2006

	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração

Operating Cost	(1,436)	(47)	12	(308)	(1,779)
Operating Expenses	-	-	(59)	-	(59)
Extraordinary Item net of Tax Effects	2,669	5,409	61	-	8,139
Taxation of Extraordinary Item	1,375	2,786	21	-	4,182

	2,608	8,148	35	(308)	10,483

	1º Quarter of 2005

	CPFL	CPFL	CPFL	RGE	Consolidated
	Paulista	Piratininga	Geração

Operating Cost	16,602	5,860	98	(347)	22,213
Operating Expenses	-	-	195	-	195
Extraordinary Item net of Tax Effects	2,669	5,409	82	-	8,160
Taxation of Extraordinary Item	1,376	2,787	-	-	4,163

	20,647	14,056	375	(347)	34,731

(22) REGULATORY CHARGES

	Consolidated

	March 31, 2006	December 31, 2005

Global Reverse Fund - RGR	4,377	5,672
ANEEL Inspection Fee	1,505	1,454
Fuel Consumption Account - CCC	51,877	2,060
Energy Development Account - CDE	27,700	21,759

	85,459	30,945

(23) RESERVE FOR CONTINGENCIES

	Consolidated

	March 31, 2006		December 31, 2005

		Escrow		Escrow
	Accrued	Deposits	Accrued	Deposits

Labor
Various	57,786	45,416	57,389	37,239

Civil
General Damages	5,674	2,374	6,701	4,901
Tariff Increase	23,409	23,013	22,378	11,278
Energy Purchased	64,585	51,950	114,891	97,679
Other	8,700	8,319	8,288	555

	102,368	85,656	152,258	114,413

Tax
FINSOCIAL	17,662	50,325	17,568	50,056
Increase PIS and COFINS base	101,189	2,317	104,774	2,317
PIS and COFINS – Interest on
Equity	9,572	-	8,533	-
Income Tax	28,982	16,826	26,528	14,513
Other	6,805	5,660	9,460	5,562

	164,210	75,128	166,863	72,448

Total	324,364	206,200	376,510	224,100

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

Increase of PIS and COFINS base – On February 10, 2006, a final decision was handed down in favor of the subsidiary CPFL Piratininga in the appeal challenging the legality of the increase in the calculation base for PIS and COFINS contributions, introduced by art. 3 of Law nº 9,718/98, in relation to DRAFT I Participações S.A., merged by the subsidiary Piratininga in 2004. As a result of this favorable decision, the subsidiary CPFL Piratininga reversed its provision for the contingent liability, amounting to R$ 5,387, set against Financial Income (note 29).

Energy Purchased - the subsidiary CPFL Piratininga obtained na injunction in the writ of prevention to deposit in court the amounts corresponding to the disputed amounts in connection with the reduction of the Initial Contracts. As the subsidiary CPFL Piratininga signed an agreement with the parties, the 23rd Federal Court of São Paulo ordered permission to be issued to withdraw the deposits in favor of the generators FURNAS, CESP and EMAE, thereby dismissing the cases in relation to these generators. The net amount was R$ 48,307, which explains the reduction in the amounts shown above.

The Company and its subsidiaries are parties to other suits in which, management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decision on similar cases considered to be probable or remote. The claims relating to possible losses as of March 31, 2006 were as follows: (i) R$ 121,974 referring to labor cases; (ii) R$ 158,741 referring to civil cases basically represented by personal injuries; and (iii) R$ 166,775 referring to claims relating to tax issues, principally Income Tax, PIS and COFINS.

Management of the Company and its subsidiaries, based on the opinion of the legal advisers, considers that there are no significant risks that are not covered by sufficient provisions in the financial statements or that could result in a significant impact on future results.

(24) OTHER ACCOUNTS PAYABLE

	Consolidated

	Current		Long-term

	March 31,	December 31,	March 31,	December
Current	2006	2005	2006	31, 2005

Consumers and Concessionaires	41,083	47,391	-	-
Tariff Review - Return (note 3 b.1)	67,305	103,182	-	-
PIS and COFINS - Generators pass-through (note 3 b.2)	32,869	-	-	-
Low Income Consumer Subsidy (note 3 d)	4,866	5,400	-	-
Energy Efficiency Program - PEE	36,393	35,208	54,012	48,368
Research & Development – P&D	19,355	7,431	20,149	27,829
National Scientific and Technological Development
Fund - FNDCT	19,665	18,070	7,916	7,235
Energy Research Company - EPE	24,420	17,799	-	3,617
Fund for Reversal	-	-	13,987	13,987
Advances	6,946	4,600	-	-
Interest on Compulsory Loan	5,309	8,503	-	-
Emergency Capacity Charge and Emergency Energy
Purchase Charge – ECE/EAEE	11,299	22,879	-	-
Funds for Capital Increase	-	-	5,456	5,456
Other	16,271	15,048	661	1,000

Total	285,781	285,511	102,181	107,492

(25) SHAREHOLDERS' EQUITY

The participation of the shareholders in the Equity of the Company as of March 31, 2006 is distributed as follows:

	March 31, 2006

	Common Shares	Interest %
Shareholders

VBC Energia S.A.	184,673,695	38.49
521 Participações S.A.	149,230,369	31.11
Bonaire Participações S.A.	60,713,509	12.65
BNDES Participações S.A. (*)	23,005,251	4.80
Board Members	21	0.00
Executive Officers (*)	43,378	0.01
Other Shareholders (*)	62,090,507	12.94

Total	479,756,730	100.00

(*) Free Float	85,139,136	17.75
The treasury shares derived from the merger of the non-controlling shareholders of the subsidiaries CPFL Geração, CPFL Piratininga and CPFL Paulista were disposed of in an auction on the São Paulo Stock exchange held on February 8, 2006, as approved by the Board of Directors in a meeting held on February 1, 2006.

(26) OPERATING REVENUES

	Consolidated

	No. of Consumers		GWh		R$ (thousands)
	(in thousands)

	March 31,	March 31,	March 31,	March 31,	March 31, 2006	March 31, 2005
Revenue from Eletric Energy Operations (*)	2006	2005	2006	2005

Consumer class
Residential	4,839	4,709	2,269	2,163	927,786	848,445
Industrial	81	141	3,906	4,058	778,588	737,981
Commercial	445	442	1,452	1,341	511,197	442,568
Rural	235	231	409	406	76,220	69,819
Public Administration	36	36	194	182	64,198	55,718
Public Lighting	2	2	275	273	57,073	54,656
Public Services	5	6	356	343	86,132	73,178

Billed	5,643	5,567	8,861	8,766	2,501,194	2,282,365
Own Consumption	-	-	6	7	-	-
Unbilled (Net)	-	-	-	-	48,652	26,333
Emergency Charges - ECE/EAEE	-	-	-	-	3,018	70,937
Realization of Extraordinary Tariff Adjustment (note 3 a)	-	-	-	-	(64,546)	(59,960)
Realization of Free Energy (note 3 a)	-	-	-	-	(23,964)	(22,483)
Tariff Review - Depreciation (note 3 b.1)	-	-	-	-	2,565	22,398
Tariff Review - Return (note 3 b.1)	-	-	-	-	-	(48,888)
Realization of Tariff Review - Return (note 3 b.1)	-	-	-	-	35,877	(608)
PIS and COFINS - Generators Pass-Through (note 3 b.2)	-	-	-	-	(32,869)	-
Realization PIS and COFINS - Generators Pass-Through (note 3 b.2)	-	-	-	-	(5,386)	-
Realization of Tariff Adjustment (note 3 b.2)	-	-	-	-	(1,437)	-
2005 Tariff Adjustment - Purchase of electric energy from Itaipu (note 3 b.2)	-	-	-	-	14,474	-
Tariff Adjustment Other (note 3 b.2)	-	-	-	-	11,495	-

ELECTRICITY SALES TO FINAL CONSUMERS	5,643	5,567	8,867	8,773	2,489,073	2,270,094

Furnas Centrais Elétricas S.A.			746	746	56,867	73,680
Other Concessionaires and Licensees			1,095	490	58,147	28,958
Current Electric Energy			211	112	1,081	1,736

ELECTRICITY SALES TO DISTIBUTORS			2,052	1,348	116,095	104,374

Revenue due to Network Usage Charge - TUSD					153,940	95,318
Low Income Consumer´s Subsidy (note 3 d)					5,036	6,679
Other Revenues and Incomes					25,234	24,001

OTHER OPERATING REVENUES					184,210	125,998

Total					2,789,378	2,500,466

(*) Number of consumers and GWh information, not review by the independent auditors

(27) COST OF ELECTRIC ENERGY

	Consolidated

	GWh (*)		R$ Mil

	March 31,	March 31,	March 31,	March 31,
Electricity Purchased for Resale	2006	2005	2006	2005

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	2,569	2,578	215,390	232,635
Furnas Centrais Elétricas S.A.	204	657	13,800	53,582
CESP - Cia Energética de São Paulo	91	628	6,130	49,014
Cia de Geração de Energia Elétrica do Tietê	79	305	6,869	23,868
Duke Energy Inter. Ger. Paranapanema S.A.	241	406	22,483	34,671
Tractebel Energia S.A.	1,528	1,032	182,251	108,916
Petrobrás	443	539	53,515	39,301
EMAE - Empresa Metropolitana de Águas e Energia	5	53	313	4,198
Cia Estadual Energia Elétrica - CEEE	15	44	1,047	2,591
AES Uruguaiana Ltda.	215	215	26,095	25,892
Câmara de Comercialização de Energia Elétrica - CCEE	111	117	395	1,480
Other	387	415	43,349	31,213

	5,888	6,989	571,637	607,361
Energy Purchased in Restricted Framework - ACR	5,346	3,573	308,004	209,822

	11,234	10,562	879,641	817,183

Deferral/Amortization - CVA			(31,762)	(7,834)
Surplus of Energy (nota 3 b.4)			6,809	-
PIS and COFINS - Generators Pass-Through (note 3 b.2)			(30,722)	-
Credit for PIS/COFINS			(75,103)	(75,733)

Subtotal			748,863	733,616

Electricity Network Usage Charge
Basic Network Charges			130,469	123,725
Charges for Transmission from Itaipu			15,903	13,691
Connection Charges			7,147	18,639
System Service Charges - ESS			3,889	5,625

			157,408	161,680
Deferral/Amortization - CVA			46,578	64,787
Credit for PIS/COFINS IBRACON			(18,617)	(20,289)

Subtotal			185,369	206,178

Total			934,232	939,794

(*)Information not review by the independent auditors

(28) OPERATING EXPENSES
P

	Parent company		Consolidated

	March 31, 2006	March 31, 2005	March 31, 2006	March 31, 2005
Sales and Marketing

Personnel	-	-	11,994	8,493
Materials	-	-	1,025	615
Outsourced Services	-	-	13,104	9,764
Allowance for Doubtful Accounts	-	-	16,853	11,592
Depreciation and Amortization	-	-	1,472	1,336
Collection Tariffs and Services	-	-	11,351	10,213
Other	-	-	1,870	1,825

Total	-	-	57,669	43,838

General and Administrative Expenses
Personnel	195	49	26,771	18,705
Employee Pension Plans	-	-	(59)	195
Materials	7	4	1,232	932
Outsourced Services	2,069	767	31,849	23,218
Leases and Rentals	-	-	1,032	1,465
Depreciation and Amortization	-	-	4,908	6,520
Publicity and Advertising	326	546	1,532	1,308
Legal, Judicial and Indemnities	165	20	(293)	8,025
Donations, Contributions and Subsidies	-	-	1,172	1,114
PERCEE	-	-	68	908
Other	298	101	5,717	5,135

Total	3,060	1,487	73,929	67,525

Other Operating Expenses
Inspection Fee	-	-	4,164	3,603
Research and development and energy
efficiency programs	-	-	16,898	5,550
RTE and Free Energy Losses (note 3 a)	-	-	339	-
Other Operating Expenses	-	-	78	-

Total	-	-	21,479	9,153

Goodwill Amortization	-	-	2,519	2,037

Total Operating Expense	3,060	1,487	155,596	122,553

(29) FINANCIAL INCOME (EXPENSE)

	Parent company		Consolidated

Financial Income	March 31,	March 31,	March 31,	March 31,
	2006	2005	2006	2005

Income from Temporary Cash Investments	18,806	8,380	49,105	29,262
Late Payments Charges	-	-	20,833	19,025
Interest on Prepaid Income and Social Contribution Taxes	1,280	377	3,719	850
Monetary and Exchange Variations	531	-	(7,444)	4,207
Interest – CVA and Parcel “A”	-	-	29,119	35,217
Discount on Purchase of ICMS credit	-	-	3,625	2,015
Interest - Extraordinary Tariff Adjustment (note 3 a)	-	-	23,465	27,327
Interest on Intercompany Loans	-	1,100	-	-
Interest on the revised Regulatory Depreciation Rate	-	-	670	-
Restatement of Tax Credits	-	-	3,790	-
Other	-	419	7,481	9,544
PIS and COFINS (note 23 and note 8)	-	-	9,844	-

Total	20,617	10,276	144,207	127,447

Financial Expense

Debt Charges	-	(6,237)	(138,045)	(147,921)
Banking Expenses	(334)	(737)	(16,768)	(12,175)
Monetary and Exchange Variations	(4,491)	-	(28,790)	(52,214)
Other	(1)	(9)	(8,231)	(6,166)

Subtotal	(4,826)	(6,983)	(191,834)	(218,476)
Goodwill Amortization	(21,281)	(13,437)	(34,361)	(28,362)

Total	(26,107)	(20,420)	(226,195)	(246,838)

Net financial expenses	(5,490)	(10,144)	(81,988)	(119,391)

(30) FINANCIAL INSTRUMENTS AND OPERATING RISKS

30.1 RISK CONSIDERATIONS

The business of the subsidiaries basically comprises the supply of energy to final consumers, as public service utilities, whose activities and tariffs are regulated by ANEEL.

The principal market risk factors that affect business are related basically to fluctuations in exchange rates and interest, credit, energy shortages, and prepayments of debts. The Company and its subsidiaries manage these risks in such a way as to minimize them through the compensation mechanism (“CVA”), contracting hedge/swap operations, adopting collection policies, obtaining guarantees and cutting off supplies to defaulting customers and monitoring contractual obligations.

30.2 VALUATION OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain operating and financial policies and strategies aimed at ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

As of March 31, 2006, the principal financial asset and liability instruments of the Company and its subsidiaries are as follows:

  Cash and banks – with market values approximately equivalent to the amounts stated in the balance sheets (note 4);
  Investments – investments are valued by the equity method (note 14);
  Regulatory Assets and Liabilities – the amounts are recorded in accordance with the criteria defined by ANEEL (note 3);
  Loans and Financing - are valued in accordance with the criteria stipulated in the contracts and the characteristics defined in note 17;
  Debentures – may be traded on the market and are valued in accordance with the criteria stipulated at the time of issue and the characteristics defined in note 18.

The estimated of the market value of these financial instruments were based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the end of the quarter and comparisons with average market parameters. In cases where there are no similar transactions in the market, principally related to the loan linked to the regulatory assets and credits receivable from CESP, the subsidiaries assumed that the market value corresponds to the respective carrying value.

The carrying values of the loans and financing, debentures and derivatives, compared with the market borrowing rates as of March 31, 2006 and December 31, 2005, are as follows:

	Parent Company

	March 31, 2006		December 31, 2005

	Book Value	Fair Value	Book Value	Fair Value

Derivatives	28,731	28,689	24,240	24,472

Total	28,731	28,689	24,240	24,472

	Consolidated

	March 31, 2006		December 31, 2005

	Book Value	Fair Value	Book Value	Fair Value

Loans and Financing	2,648,478	2,525,244	3,053,411	3,028,409
Debentures	2,397,295	2,400,644	1,925,039	1,887,827
Derivatives	69,160	69,482	68,439	68,165

Total	5,114,933	4,995,370	5,046,889	4,984,401

(31) SUBSEQUENT EVENTS

a) Capital Increase – Tax Benefit CPFL Paulista

The Ordinary General Meeting held on April 19, 2006 approved an increase of R$ 52,071 in the capital of the subsidiary CPFL Paulista, in accordance with the provisions of CVM Instructions nº 319/99 and 349/01, without the issue of new shares, in respect of the tax benefit, recorded in the “Capital Reserve” account. This amount corresponds to 34% of the expense recorded as amortization of the merged goodwill of its parent company DOC 4 Participações in 2004 and 2005.

b) Capital Increase –Tax Benefit CPFL Piratininga

The Ordinary General Meeting held on April 19, 2006 approved an increase of R$ 9,139 in the capital of the subsidiary CPFL Piratininga, in accordance with the provisions of CVM Instructions nº 319/99 and 349/01, without the issue of new shares, in respect of the tax benefit, recorded in the “Capital Reserve” account. This amount corresponds to 34% of the expense recorded as amortization of the merged goodwill of its parent company DRAFT I Participações S.A. in 2004 and 2005.

c) Acquisition of Corporate Participations

As decided in the 77th Meeting of the Board of Directors held on May 9, 2006, through its legal representatives, the Company signed agreement to purchase 100% of the shares of the companies Ipê Energia Ltda, PSEG Brasil Ltda and PSEG Trader S.A. The main asset held by Ipê Energia Ltda consists in 32.69% of participation in the indirect subsidiary RGE, and 32.75% participation in the indirect subsidiary Sul Geradora. The amount to be paid for these acquisitions is US$ 185 million. The finalization of the transaction is conditional on prior approval of the operation by ANEEL and other pertinent government agencies.

As a result of these purchases, CPFL Energia will hold 99.76% of RGE, together with CPFL Paulista, and 99.95% of Sul Geradora Participações Ltda, together with CPFL Brasil.

(32) CASH FLOW

	Parent company		Consolidated

	March 31,	March 31,	March 31,	March 31,
	2006	2005	2006	2005

OPERATING CASH FLOW
Income for the period	306,488	165,646	306,488	165,646
ADJUSTMENTS TO RECONCILE INCOME TO CASH DERIVED FROM
OPERATIONS
Non-controlling shareholders' interest	-	-	-	8,247
Monetary restatement of rationing regulatory assets	-	-	(43,377)	(44,066)
Provision for losses on rationing regulatory assets	-	-	339	-
2003 Tariff review	-	-	(39,112)	27,098
2005 and 2006 Tariff adjustment	-	-	(5,481)	(16,875)
Other regulatory assets	-	-	1,577	(13,955)
Low income consumers’ subsidy	-	-	(5,036)	(6,679)
Depreciation and amortization	21,281	13,437	113,317	104,654
Provision for contingencies	-	-	(3,839)	19,166
Interest and monetary restatement	(6,263)	472	(37,026)	13,287
Unrealized losses (gains) on derivative contracts	4,491	3,085	3,241	(7,801)
Pension plan costs	-	-	10,259	31,537
Equity in subsidiaries	(318,840)	(177,700)	-	-
Loss (gain) on the write-off of permanent assets	-	-	1,711	1,032
Deferred taxes - assets and liabilities	1,142	-	30,473	15,757
Research and development and energy efficiency programs	-	-	12,898	-
Other	-	-	(534)	(419)
REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	108,101	5,335
Dividend and interest on equity received	78,412	143,963	-	-
Other receivables	-	-	33,962	12,201
Recoverable taxes	16,583	4,365	10,044	(26,732)
Financial Investments	(116,279)	(130,934)	(373,846)	(155,044)
Inventories	-	-	(491)	(468)
Deferred tariff costs variations	-	-	(39,599)	11,968
Additions to deferred charges	(1,200)	-	(1,256)	-
Escrow deposits	-	-	(30,393)	(19,647)
Other operating assets	-	-	26,571	9,580
INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(147)	(2,945)	(125,898)	2,343
Taxes and social contributions payable	(15,590)	(3,861)	(35,285)	(11,059)
Payroll	5	13	2,824	565
Deferred tariff gains variations	-	-	16,286	(11,050)
Other liabilities with employee pension plans	-	-	(30,383)	(35,031)
Interest on debts - accrued and paid	-	(1,801)	64,123	68,261
Interest on debts - incorporated interest	-	-	20,089	31,030
Regulatory charges	-	-	54,514	4,927
Other operating liabilities	821	1	(5,984)	7,659

CASH FLOWS PROVIDED BY (USED IN) OPERATIONS	(29,096)	13,741	39,277	191,467
INVESTMENTS
Acquisitions of equity interests	-	-	-	(100)
Increase in property, plant and equipment	-	-	(143,430)	(129,492)
Financial investments	5,662	-	3,580	-
Advance energy purchase agreements	-	-	(341)	-
Increase in special obligations	-	-	4,106	2,894
Additions to deferred charges	-	(96)	(1,798)	(1,525)
Sale of permanent assets	-	-	1,530	1,224

GENERATION (USED IN) OF CASH IN INVESTMENTS	5,662	(96)	(136,353)	(126,999)
FINANCING ACTIVITIES
Loans, financing and debentures obtained	-	-	591,439	145,343
Payments of loans, financing and debentures	-	-	(579,888)	(211,878)
Dividend and interest on equity paid	(13)	-	(369)	(2,803)
Sales of treasury shares	24	-	24	-

GENERATION (UTILIZATION) OF CASH IN FINANCING	11	-	11,206	(69,338)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(23,423)	13,645	(85,870)	(4,870)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	138,072	102,119	678,780	499,838

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	114,649	115,764	592,910	494,968

SUPPLEMENTARY INFORMATION
Social contribution and income tax paid	-	-	163,793	112,282
Interest paid	-	3,985	57,256	64,446
CASH AND CASH EQUIVALENTS	Mar/06	Dez/05	Mar/05	Dez/04

PARENT COMPANY
Balance according to Corporation Law	342,308	249,452	330,964	186,385
Reclassification - FAS 95 (1)	(227,659)	(111,380)	(215,200)	(84,266)

Adjusted balance	114,649	138,072	115,764	102,119

CONSOLIDATED
Balance according to Corporation Law	1,301,951	1,029,241	967,898	817,724
Reclassification - FAS 95 (1)	(709,041)	(350,461)	(472,930)	(317,886)

Adjusted balance	592,910	678,780	494,968	499,838

(1) Adjustment made to cash and cash equivalents to adjust the Cash Flow Statement to the criteria established by FAS 95 – Statements of Cash Flow. In accordance with this criterion, short-term cash investments while having immediate liquidity, have maturity dates exceeding 90 days with anticipated redemption subject to their market value are subject to reclassification to the Financial Investments line.

05.01 – COMMENTS ON PERFORMANCE OF THE QUARTER

Analysis of Results – CPFL Energia Individual

Net Income of R$ 306,488 was recorded in the first quarter of 2006, an increase of 85.0% (R$ 140,842) in relation to the same period, mainly as a result of the improvement in the results of corporate participations, relating to the performance of the subsidiaries, as shown below:

	As of March	As of March
	31,2006	31,2005

CPFL Paulista	141,806	115,385
CPFL Piratininga	63,721	-
CPFL Geração	44,963	23,437
CPFL Brasil	68,350	38,878

Total	318,840	177,700

CPFL Piratininga’s results for the quarter were recorded directly in CPFL Energia as a result of the segregation of the corporate participation, as mentioned in note 2. The respective results were recognized in CPFL Paulista in 2005.

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 03/31/2006	4 - 12/31/2005
1	Total assets	14,074,935	13,851,442
1.01	Current assets	4,097,020	3,770,291
1.01.01	Cash and banks	1,301,951	1,029,241
1.01.02	Credits	2,042,452	2,022,547
1.01.02.01	Consumers, concessionaires and licensees	1,860,232	1,803,072
1.01.02.02	Other receivables	38,067	62,141
1.01.02.03	Financial Investments	39,318	22,923
1.01.02.04	Recoverable taxes	161,481	188,772
1.01.02.05	Allowance for doubtful accounts	(56,646)	(54,361)
1.01.03	Materials and Suppliers	9,694	9,203
1.01.04	Other	742,923	709,300
1.01.04.01	Deferred Tariff Costs Variations	547,190	486,384
1.01.04.02	Prepaid Expenses	54,875	58,014
1.01.04.03	Derivatives Contracts	2,627	3,644
1.01.04.04	Other Credits	138,231	161,258
1.02	Noncurrent assets	2,610,821	2,745,175
1.02.01	Credits	1,699,201	1,805,376
1.02.01.01	Consumers, concessionaires and licensees	340,051	416,268
1.02.01.02	Other receivables	67,398	84,812
1.02.01.03	Financial Investments	108,003	108,531
1.02.01.04	Recoverable taxes	90,000	77,324
1.02.01.05	Deferred taxes	1,093,749	1,118,441
1.02.02	Related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	911,620	939,799
1.02.03.01	Escrow deposits	206,200	224,100
1.02.03.02	Deferred Tariff Costs Variations	508,344	510,277
1.02.03.03	Prepaid Expenses	29,491	38,187
1.02.03.04	Other Credits	167,585	167,235
1.03	Permanent assets	7,367,094	7,335,976
1.03.01	Investments	3,055,097	3,095,162
1.03.01.01	Associated companies	0	0
1.03.01.02	Investments in subsidiaries	2,265,286	2,299,646
1.03.01.02.01	Goodwill or negative goodwill	2,265,286	2,299,646
1.03.01.03	Other investments	789,811	795,516
1.03.01.03.01	Leased assets	760,743	766,443
1.03.01.03.02	Other	29,068	29,073
1.03.02	Property, plant and equipment	4,269,957	4,200,769
1.03.02.01	Property, plant and equipment	4,921,049	4,841,766
1.03.02.02	(-) Special obligation linked to the concession	(651,092)	(640,997)
1.03.03	Deferred charges	42,040	40,045

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 03/31/2006	4 - 12/31/2005
2	Total liabilities	14,074,935	13,851,442
2.01	Current liabilities	3,714,668	4,139,282
2.01.01	Loans and financing	780,088	1,245,946
2.01.01.01	Accrued interest on debts	48,694	47,931
2.01.01.02	Loans and financing	731,394	1,198,015
2.01.02	Debentures	430,804	368,440
2.01.02.01	Accrued interest on debentures	155,669	94,948
2.01.02.02	Debentures	275,135	273,492
2.01.03	Suppliers	713,547	782,233
2.01.04	Taxes and social contributions payable	443,865	474,960
2.01.05	Dividends and interest on equity	488,894	489,263
2.01.06	Reserves	16,630	6,768
2.01.06.01	Employee profit sharing	16,630	6,768
2.01.07	Due to related parties	0	54
2.01.08	Other	840,840	771,618
2.01.08.01	Payroll	4,756	1,932
2.01.08.02	Employee pension plans	90,116	121,048
2.01.08.03	Regulatory charges	85,459	30,945
2.01.08.04	Accrued liabilities	26,390	29,490
2.01.08.05	Deferred tariff gains variations	279,588	262,764
2.01.08.06	Derivative contracts	68,750	39,928
2.01.08.07	Other accounts payable	285,781	285,511
2.02	Long-term liabilities	5,257,707	4,916,112
2.02.01	Loans and financing	1,868,390	1,807,465
2.02.02	Debentures	1,966,491	1,556,599
2.02.03	Reserves	324,364	376,510
2.02.03.01	Reserve for contingencies	324,364	376,510
2.02.04	Due to related parties	0	0
2.02.05	Other	1,098,462	1,175,538
2.02.05.01	Suppliers	151,117	201,982
2.02.05.02	Employee pension plans	804,151	793,343
2.02.05.03	Taxes and social contributions payable	26,538	31,110
2.02.05.04	Deferred tariff gains variations	11,438	11,976
2.02.05.05	Derivative Contracts	3,037	29,635
2.02.05.06	Other Accounts payable	102,181	107,492
2.03	Deferred income	0	0
2.04	Non-controlling shareholders’ interest	0	0

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 03/31/2006	4 - 12/31/2005
2.05	Shareholders’ equity	5,102,560	4,796,048
2.05.01	Capital	4,734,790	4,734,782
2.05.01.01	Capital	4,734,790	4,734,790
2.05.01.02	Treasury Shares	0	(8)
2.05.02	Capital reserves	16	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	61,266	61,266
2.05.04.01	Legal	61,266	61,266
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Retained earnings	306,488	0

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2006 to 3/31/2006	4 - 01/01/2006 to 3/31/2006	5 - 01/01/2005 to 3/31/2005	6 - 01/01/2005 to 3/31/2005
3.01	Operating revenues	2,789,378	2,789,378	2,500,466	2,500,466
3.02	Deductions from operating revenues	(744,871)	(744,871)	(715,555)	(715,555)
3.03	Net operating revenues	2,044,507	2,044,507	1,784,911	1,784,911
3.04	Cost of Electricity Energy Services	(1,310,345)	(1,310,345)	(1,244,975)	(1,244,975)
3.04.01	Electricity purchased for resale	(748,863)	(748,863)	(733,616)	(733,616)
3.04.02	Electricity network usage charges	(185,369)	(185,369)	(206,178)	(206,178)
3.04.03	Personnel	(68,580)	(68,580)	(48,095)	(48,095)
3.04.04	Employee pension plans	1,779	1,779	(22,213)	(22,213)
3.04.05	Material	(8,988)	(8,988)	(7,570)	(7,570)
3.04.06	Outsourced services	(23,876)	(23,876)	(20,815)	(20,815)
3.04.07	Depreciation and amortization	(70,057)	(70,057)	(66,400)	(66,400)
3.04.08	Fuel consumption account - CCC	(120,707)	(120,707)	(76,663)	(76,663)
3.04.09	Energy development account - CDE	(81,447)	(81,447)	(60,518)	(60,518)
3.04.10	Other	(4,237)	(4,237)	(2,907)	(2,907)
3.05	Gross operating income	734,162	734,162	539,936	539,936
3.06	Operating Expenses/Income	(237,584)	(237,584)	(241,944)	(241,944)
3.06.01	Sales and Marketing	(57,669)	(57,669)	(43,838)	(43,838)
3.06.02	General and administrative	(73,929)	(73,929)	(67,525)	(67,525)

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2006 to 3/31/2006	4 - 01/01/2006 to 3/31/2006	5 - 01/01/2005 to 3/31/2005	6 - 01/01/2005 to 3/31/2005
3.06.03	Financial	(81,988)	(81,988)	(119,391)	(119,391)
3.06.03.01	Financial income	144,207	144,207	127,447	127,447
3.06.03.02	Financial expenses	(226,195)	(226,195)	(246,838)	(246,838)
3.06.03.02.01	Goodwill amortization	(34,361)	(34,361)	(28,362)	(28,362)
3.06.03.02.02	Other financial expenses	(191,834)	(191,834)	(218,476)	(218,476)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(23,998)	(23,998)	(11,190)	(11,190)
3.06.05.01	Merged Goodwill	(2,519)	(2,519)	(2,037)	(2,037)
3.06.05.02	Other	(21,479)	(21,479)	(9,153)	(9,153)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income (loss) from operations	496,578	496,578	297,992	297,992
3.08	Nonoperating income (expense)	(1,541)	(1,541)	(1,039)	(1,039)
3.08.01	Income	859	859	377	377
3.08.02	Expenses	(2,400)	(2,400)	(1,416)	(1,416)
3.09	Income before taxes on income and minority interest	495,037	495,037	296,953	296,953
3.10	Income tax and social contribution	(158,087)	(158,087)	(95,109)	(95,109)
3.10.01	Social contribution	(41,795)	(41,795)	(25,661)	(25,661)
3.10.02	Income tax	(116,292)	(116,292)	(69,448)	(69,448)
3.11	Deferred income tax and social contribution	(22,323)	(22,323)	(19,791)	(19,791)
3.11.01	Deferred Social contribution	(5,479)	(5,479)	(4,858)	(4,858)
3.11.02	Deferred Income tax	(16,844)	(16,844)	(14,933)	(14,933)
3.12	Statutory profit sharing/contributions	(8,139)	(8,139)	(8,160)	(8,160)
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	(8,139)	(8,139)	(8,160)	(8,160)
3.12.02.01	Extraordinary item net of tax effects	(8,139)	(8,139)	(8,160)	(8,160)
3.13	Reversal of interest on equity	0	0	0	0

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2006 to 3/31/2006	4 - 01/01/2006 to 3/31/2006	5 - 01/01/2005 to 3/31/2005	6 - 01/01/2005 to 3/31/2005
3.14	Non-controlling shareholder's interest	0	0	(8,247)	(8,247)
3.15	Net income (loss) for the period	306,488	306,488	165,646	165,646
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,756,730	479,756,730	451,628,769	451,628,769
	EARNINGS PER SHARE	0.63884	0.63884	0.36677	0.36677
	LOSSES PER SHARE

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER

Information (Consolidated - R$ thousands)	Consolidated

	1.Quarter	1.Quarter
	of 2006	of 2005	Variation

GROSS REVENUE	2,789,378	2,500,466	11.6%
Electricity sales to final consumers	2,489,073	2,270,094	9.6%
Electricity sales to distributors	116,095	104,374	11.2%
Other operating revenues	184,210	125,998	46.2%
DEDUCTION FROM OPERATING REVENUE	(744,871)	(715,555)	4.1%
NET OPERATING REVENUE	2,044,507	1,784,911	14.5%
ENERGY COST	(934,232)	(939,794)	-0.6%
Electricity Purchased for resale	(748,863)	(733,616)	2.1%
Electricity Network Usage Charges	(185,369)	(206,178)	-10.1%
OPERATING COST/EXPENSE	(531,709)	(427,734)	24.3%
Personnel	(107,557)	(75,483)	42.5%
Employee Pension Plan	1,838	(22,408)	-108.2%
Material	(11,407)	(9,356)	21.9%
Outsourced Services	(69,157)	(53,961)	28.2%
Depreciation and Amortization	(76,534)	(74,347)	2.9%
Merged Goodwill Amortization	(2,519)	(2,037)	23.7%
Fuel consumption account - CCC	(120,707)	(76,663)	57.5%
Energy development account - CDE	(81,447)	(60,518)	34.6%
Other	(64,219)	(52,961)	21.3%
INCOME FROM ELECTRIC UTILITY SERVICES	578,566	417,383	38.6%
FINANCIAL INCOME (EXPENSE)	(81,988)	(119,391)	-31.3%
Income	144,207	127,447	13.2%
Expenses	(226,195)	(246,838)	-8.4%
OPERATING INCOME	496,578	297,992	66.6%
NON-OPERATING INCOME (EXPENSE)	(1,541)	(1,039)	48.3%
Income	859	377	127.9%
Expenses	(2,400)	(1,416)	69.5%
INCOME BEFORE TAXES	495,037	296,953	66.7%
Social Contribution	(47,274)	(30,519)	54.9%
Income Tax	(133,136)	(84,381)	57.8%
INCOME BEFORE EXTRAORDINARY ITEMS
MINORITY INTEREST AND REVERSALS	314,627	182,053	72.8%
Extraordinary Item net of taxes	(8,139)	(8,160)	-0.3%
Minority interest	-	(8,247)	-
NET INCOME FOR THE PERIOD	306,488	165,646	85.0%

EBITDA	654,240	506,889	29.1%

Analysis of Results – CPFL Energia Consolidated

Gross Operating Revenue

Gross Operating Revenue of R$ 2,789,378 was recorded in the first quarter of 2006, growth of 11.6% (R$ 288,912) compared to the same period of the previous year.

The main factors that contributed to this growth were:

i.	An increase of 7.5% in the quantity of electricity sold to final consumers and other concessionaires and licensees (bilateral contracts);

ii.	The impacts of the 2005 Tariff Adjustments on CPFL Paulista, CPFL Piratininga and RGE, of 17.74%, 1.54% and 21.93%, respectively;

iii.	The Migration of Industrial Clients to the Energy Purchased in Restricted Framework - ACR, which contributed to an increase of 61.5% (R$ 58,622) in income from TUSD;

  Quantity of Energy Sold

  The quantity of Energy sold increased by 7.5 % in the quarter. In spite of a reduction of 3.7% in the industrial category, largely due to the migration of captive clients to the Free Market, there was an increase in the consumption of all the other categories of consumers, especially in the commercial and residential categories, which recorded growth of 8.3% and 4.9%, respectively.
  There was also an increase of 123.5 % in the quantity sold to concessionaires and licensees (bilateral contracts), due mainly to the positive performance in the electricity trading segment.
  The migration and the consequent reduction in the quantity of energy sold are offset by the revenue received from the Network Usage Charge (TUSD). As these consumers continue to be connected to the distribution system of the regional concessionaire, they are billed for use of the distribution network. The total amount billed in the quarter as revenue for use of the electricity network was R$ 153,940, a growth of 61.5% in relation to the same period of 2005.

Deductions from Operating Revenue

Deductions from Operating Revenue in the first quarter of 2006 amounted to R$ 744,871, an increase of 4.1% (R$ 29,316) in relation to the same quarter of 2005. The increase was not in line with the variation in Gross Revenue due to the significant reduction in the Emergency Charges (ECE/EAEE) as charging of these amounts ended in the quarter.

Cost of Electricity Service

In the first quarter of 2006, the consolidated cost of the electricity service was R$ 934,232, a decrease of 0.6% (R$ 5,562) compared with the same period of the previous year. In spite of the increase of 6.4% in the quantity of energy purchased, this had the following impacts:

i.	Reduction of R$ 17,245 in the cost of acquisition of electricity from Itaipu, largely due to the effects of the exchange rate;

ii.	Effects of the deferral and amortization of CVA, reducing costs by around R$ 42,137;

iii.	Decrease of R$ 30,722 in the cost of accounting for the reimbursement to the generators of the PIS and COFINS rate pass-through (note 3 b.2);

Operating Costs and Expense

Operating Costs and expense amounted to R$ 531.709, an increase of 24.3% compared with the same period of the previous year. This increase was largely due to:

  Manageable Operating Expenses

  These comprise costs for Personnel, Material, Outsourced Services and Other Expenses, and totaled R$ 252,340 in the first quarter of 2006, an increase of 31.6% (R$ 60,579) in relation to the same period of 2005. This growth was largely due to the following factors:
i.	Personnel: The growth of 42.5% (R$ 32,074) refers mainly to expense for the Voluntary Discharge Program and the actual increase in the Payroll resulting from the salary increase granted to the employees in June 2005;

ii.	Outsourced Services: The increase of 28.2% (R$ 15,196) prefers mainly to expenditure on maintenance, information technology and recovery of default;

iii.	Other: The increase of 21.3% (R$ 11,258) is largely the result of changes in the accounting practices used in recording expenses of the Research and Development and Energy Efficiency Programs. There was also an increase in the Allowance for Doubtful Accounts, due mainly to the reversals made in 2005 as a result of an agreement with City Hall in that quarter.
  Private Pension Plan

  The Private Pension Plan recorded income of R$ 1,838, against expense of R$ 22,408 in the same period of the previous year.

  The reversal was largely due to the increase in the expected nominal return rate on plan assets, as defined in the Actuarial Report.

  Fuel Consumption Account – CCC and Energy Development Account – CDE

  The CCC and CDE subsidies increased by 47.4% (R$ 64,973) in relation to the same period of the previous year. This increase was caused by adjustment of the contributions and recording of amortization in respect of the CVA. It should be noted that the variations in these costs are offset in the Tariff Adjustments.

Financial Income (Expense)

The Net Financial Expense of R$ 81,988 recorded in the quarter was an improvement of 31.3% (R$ 37,403) in relation to the same period of the previous year. This result was due mainly to:

i.	Income: an increase of 13.2% (R$ 16,760), due largely to the yield on financial investments resulting from cash generated by operations, and gains relating to the judgment made final and unappealable decision in the cases concerning the increase in the PIS and COFINS bases (notes 8 and 23);

ii.	Expense: reduction of 8.4% (R$ 20,643) mainly due to the macro-economic indicators, such as the reduction in the variation of the IGP-M, and the improvement in the indebtedness profile resulting from change of a significant part of the debt tied to the CDI to the TJLP.

Net Profit and EBITDA

Based on the factors mentioned above, profit of R$ 306,488 was recorded in the quarter, after the effects of Income Tax and Social contribution, which is 85.0% (R$ 140,842) higher than in the same period of 2005.

The adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization / Net Income before interest, equity pick-up, taxes, depreciation, amortization, private pension plan and extraordinary item) for the first quarter of 2006 was R$ 654,240, 29.1% (R$ 147,351) higher than the EBITDA for the same period of 2005.

A highlight of the quarter was the start-up of the Barra Grande Hydropower Plant, which was responsible for an increase of R$ 11,011 in the consolidated EBITDA.

09.01 HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)

01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	55.83
COMMERCIAL, INDUSTRIAL AND OTHER		33,831,818,611			33,831,818,611

02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	23.59
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,772		205,487,715,772

03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	CLOSED SUBSIDIARY	100.00	1.35
COMMERCIAL, INDUSTRIAL AND OTHER		455,996		455,996

04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	8.76
COMMERCIAL, INDUSTRIAL AND OTHER		53,031,258,878		0

15.01 – INVESTMENTS

(Not reviewed by independent auditors)

Our principal capital expenditure in the last years have been for the maintenance and upgrading of our distribution network and generation projects. The following table sets forth our capital expenditure for the first quarter, as well as the three years ended December 31, 2005, 2004 and 2003.

	In million of R$

		Year Ended December 31,

	Three Months	2005	2004	2003

Distribution:
CPFL Paulista	52	189	131	125
CPFL Piratininga	23	86	64	64
RGE	23	93	66	45

Total distribution	98	368	261	234
Generation:	44	255	343	331
Commercialization:
CPFL Brasil	1	4	2	0

Total	143	627	606	565

We plan to make capital expenditures totaling approximately R$ 986 million in 2006 and approximately R$ 1,001 million in 2007. Of total budgeted capital expenditure over this period, R$ 915 million is for distribution, R$ 1,057 million is for generation and 15 million is for commercialization.

16.01 OTHER IMPORTANT INFORMATION ON THE COMPANY

Additional information – New Market

Position of the shareholders of CPFL Energia S/A with more than 5% of the shares holding voting rights, as of March 31, 2006:

Shareholders	Common	Interest - %
	Shares

VBC Energia S/A	184,673,695	38.49%
521 Participações S/A	149,230,369	31.11%
Bonaire Participações S/A	60,713,509	12.65%
BNDES Participações S/A	23,005,251	4.80%
Other shareholders	62,133,906	12.95%

Total	479,756,730	100.00%

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers and Board of Directors, as of March 31, 2006 and 2005:

	March 31, 2006		March 31, 2005
Shareholders	Common Shares	%	Common Shares	%
Controlling Shareholders	394,617,573	82.25%	380,948,574	84.35%
Executive Officers	43,378	0.01%	40,771	0.01%
Board of Directors	21	0.00%	21	0.00%
Other Shareholders	85,095,758	17.74%	70,639,403	15.64%
Total	479,756,730	100.00%	451,628,769	100.00%

Composition of Market shares (Free Float), as of March 31, 2006 and 2005:

	March 31, 2006		March 31, 2005
Shareholders	Common Shares	%	Common Shares	%
Executive Officers	43,378	0.01%	40,771	0.01%
Other Shareholders	85,095,758	17.74%	70,639,403	15.64%
Total	85,139,136	17.75%	70,680,174	15.65%

Equity position of Company shareholders with more than 5% of the voting capital, to individual level:

Shareholder’s composition of VBC Energia S/A with more than 5% of common shares (voting right), up to the individuals level, as March 31, 2006.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	VBC Participações S/A	3,123,551	100.00%	141,061	100.00%	3,264,612	100.00%
	Other Shareholders	7	0.00%	0	0.00%	7	0.00%
	Total	3,123,558	100.00%	141,061	100.00%	3,264,619	100.00%

(a) VBC Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(b)	Votorantim Energia Ltda.	3,166,839,246	33.34%	0	0.00%	3,166,839,246	33.34%
(c)	Antares Holding Ltda.	3,166,839,246	33.33%	0	0.00%	3,166,839,246	33.33%
(d)	Camargo Corrêa Energia S/A	3,166,839,246	33.33%	0	0.00%	3,166,839,246	33.33%
	Other Shareholders	7	0.00%	0	0.00%	7	0.00%
	Total	9,500,517,745	100.00%	0	0.00%	9,500,517,745	100.00%

(b) Votorantim Energia Ltda

	Shareholders	Quotas	%
(e)	Votorantim Participações S/A	525,349,324	59.77%
(f)	Companhia Brasileira de Alumínio	227,433,870	25.87%
(g)	Santa Cruz Geração de Energia S/A	66,201,356	7.53%
(h)	Votorantim Investimentos Industriais S/A	60,000,000	6.83%
	Total	878,984,550	100.00%

(c) Antares Holding Ltda.

	Shareholders	Quotas	%
(i)	Bradesplan Participações S/A	276,929,898	100.00%
	Other Shareholders	1	0.00%
	Total	276,929,899	100.00%

(d) Camargo Corrêa Energia S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(j)	Camargo Corrêa S/A	518,860	100.00%	518,852	100.00%	1,037,712	100.00%
	Other Shareholders	0	0.00%	8	0.00%	8	0.00%
	Total	518,860	100.00%	518,860	100.00%	1,037,720	100.00%

(e) Votorantim Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(k)	Hejoassu Administração S/A	5,227,057,494	98.56%	0	0.00%	5,227,057,494	98.56%
	Other Shareholders	76,106,492	1.44%	0	0.00%	76,106,492	1.44%
	Total	5,303,163,986	100.00%	0	0.00%	5,303,163,986	100.00%

(f) Cia Brasileira de Alumínio

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(e)	Votorantim Participações S/A	711,334,410	99.74%	0	0.00%	711,334,410	99.74%
	Other Shareholders	1,874,557	0.26%	0	0.00%	1,874,557	0.26%
	Total	713,208,967	100.00%	0	0.00%	713,208,967	100.00%

(g) Santa Cruz Geração de Energia S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(f)	Companhia Brasileira de Alumínio	42,105,504	100.00%	100	100.00%	42,105,604	100.00%
	Other Shareholders	6	0.00%	0	0.00%	6	0.00%
	Total	42,105,510	100.00%	100	100.00%	42,105,610	100.00%

(h)Votorantim Investimentos Industriais S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(e)	Votorantim Participações S/A	3,642,163,802	100.00%	0	0	3,642,163,802	100.00%
	Other Shareholders	2	0.00%	0	0	2	0.00%
	Total	3,642,163,804	100.00%	0	0.00%	3,642,163,804	100.00%

(i) Bradesplan Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(l)	Bradespar S/A	1,774,477,319	100.00%	0	0.00%	1,774,477,319	100.00%
	Other Shareholders	6	0.00%	0	0.00%	6	0.00%
	Total	1,774,477,325	100.00%	0	0.00%	1,774,477,325	100.00%

(j) Camargo Corrêa S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(m)	Participações Morro Vermelho S/A	48,938	99.98%	93,099	100.00%	142,037	99.99%
	Other Shareholders	8	0.02%	1	0.00%	9	0.01%
	Total	48,946	100.00%	93,100	100.00%	142,046	100.00%

(k) Hejoassu Administração S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Espólio de José Ermírio de Moraes Filho	400,000	25.00%	0	0.00%	400,000	25.00%
(n)	AEM Participações S/A	400,000	25.00%	0	0.00%	400,000	25.00%
(o)	ERMAN Participações S/A	400,000	25.00%	0	0.00%	400,000	25.00%
(p)	MRC Participações S/A	400,000	25.00%	0	0.00%	400,000	25.00%
	Total	1,600,000	100.00%	0	0.00%	1,600,000	100.00%

(l) Bradespar S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(q)	Cidade de Deus Cia Cial de Participações	11,220,806	36.59%	75,240	0.13%	11,296,046	12.92%
	Fundação Bradesco	4,544,826	14.82%	724,746	1.28%	5,269,572	6.03%
(r)	Gespar Participações Ltda	3,310,216	10.79%	0	0.00%	3,310,216	3.79%
(s)	NCF Participações S/A	4,286,878	13.98%	0	0.00%	4,286,878	4.90%
	Other Shareholders	7,303,400	23.82%	55,956,238	98.59%	63,259,638	72.36%
	Total	30,666,126	100.00%	56,756,224	100.00%	87,422,350	100.00%

(m) Participações Morro Vermelho S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Rosana Camargo Arruda Botelho	4,882,646	33.34%	0	0.00%	4,882,646	33.34%
Renata Camargo Nascimento	4,882,646	33.33%	0	0.00%	4,882,646	33.33%
Regina Camargo Pires Oliveira Dias	4,882,644	33.33%	0	0.00%	4,882,644	33.33%
Other Shareholders	191	0.00%	0	0.00%	191	0.00%
Total	14,648,127	100.00%	0	0.00%	14,648,127	100.00%

(n) AEM Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Antonio Ermírio de Moraes (although having donated his shares to his direct descendants, the shareholder still detains the voting rights at AEM Participações S.A, corresponding to the totality of his common shares, during his lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(t)	JEMF Participações S/A	0	0.00%	300	33.34%	300	0.00%
(o)	ERMAN Participações S/A	0	0.00%	300	33.33%	300	0.00%
(p)	MRC Participações S/A	0	0.00%	300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(o) ERMAN Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Ermírio Pereira de Moraes (although having donated his shares to his direct descendants, the shareholder still detains the voting rights at ERMAN Participações S.A, corresponding to the totality of his common shares, during his lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(t)	JEMF Participações S/A	0	0.00%	300	33.34%	300	0.00%
(n)	AEM Participações S/A	0	0.00%	300	33.33%	300	0.00%
(p)	MRC Participações S/A	0	0.00%	300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(p) MRC Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Maria Helena Moraes Scripilliti (although having donated her shares to her direct descendants, the shareholder still detains the voting rights at MRC Participações S/A, corresponding to the totality of her common shares, during her lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(t)	JEMF Participações S/A	0	0.00%	300	33.34%	300	0.00%
(o)	ERMAN Participações S/A	0	0.00%	300	33.33%	300	0.00%
(n)	AEM Participações S/A	0	0.00%	300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(q) Cidade de Deus Cia Cial de Participações

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(u)	Nova Cidade de Deus Participações S/A	2,333,056,605	44.43%	0	0.00%	2,333,056,605	44.43%
	Fundação Bradesco	1,724,997,712	32.85%	0	0.00%	1,724,997,712	32.85%
	Lia Maria Aguiar	417,744,408	7.96%	0	0.00%	417,744,408	7.96%
	Lina Maria Aguiar	442,193,236	8.42%	0	0.00%	442,193,236	8.42%
	Other Shareholders	332,631,968	6.34%	0	0.00%	332,631,968	6.34%
	Total	5,250,623,929	100.00%	0	0.00%	5,250,623,929	100.00%

(r) Gespar Participações Ltda

Shareholders	Common Shares	%
Jampur Trading International Soc Unipessoal Ltda (1)	145,574,775	99.98%
Espirito Santo Investimentos S/A	29,120	0.02%
Total	145,603,895	100.00%

(s) NCF Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	14,331,333	25.10%	50,828,750	100.00%	65,160,083	60.38%
(q)	Cidade de Deus Cia Cial de Participações	41,979,583	73.54%	0	0.00%	41,979,583	38.90%
(u)	Nova Cidade de Deus Participações S/A	777,000	1.36%	0	0.00%	777,000	0.72%
	Total	57,087,916	100.00%	50,828,750	100.00%	107,916,666	100.00%

(t) JEMF Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
José Ermírio de Moraes Neto	3,500	33.34%	0	0.00%	3,500	33.30%
José Roberto Ermírio Moraes	3,500	33.33%	0	0.00%	3,500	33.30%
Neide Helena de Moraes	3,500	33.33%	0	0.00%	3,500	33.30%
AEM Participações S/A	0	0.00%	4	33.34%	4	0.04%
ERMAN Participações S/A	0	0.00%	4	33.33%	4	0.03%
MRC Participações S/A	0	0.00%	4	33.33%	4	0.03%
Total	10,500	100.00%	12	100.00%	10,512	100.00%

(u) Nova Cidade de Deus Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	91,340,406	46.30%	209,037,114	98.35%	300,377,520	73.29%
(v)	Elo Participações S/A	105,932,096	53.70%	0	0.00%	105,932,096	25.85%
	Caixa Beneficiente Fun.do Bradesco	0	0.00%	3,511,005	1.65%	3,511,005	0.86%
	Total	197,272,502	100.00%	212,548,119	100.00%	409,820,621	100.00%

(v) Elo Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Lázaro de Mello Brandão	7,882,512	5.84%	0	0.00%	7,882,512	3.97%
Other Shareholders	127,172,555	94.16%	63,696,161	100.00%	190,868,716	96.03%
Total	135,055,067	100.00%	63,696,161	100.00%	198,751,228	100.00%

Shareholder’s composition of 521 Participações S/A with more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2006.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Fundo de Investimento Financeiro BB Renda Fixa IV	377,593	15.70%	0	0.00%	377,593	15.70%
Fundo Mutuo de Investimento em Ações BB - Carteira Livre I	2,027,402	84.30%	0	0.00%	2,027,402	84.30%
Other Shareholders	5	0.00%	0	0.00%	5	0.00%
Total	2,405,000	100.00%	0	0.00%	2,405,000	100.00%

Shareholder’s composition of Bonaire Participações S/A with more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2006.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Energia Fundo de Investimento em Participações	66,728,872	100.00%	0	0.00%	66,728,872	100.00%
Other Shareholders	6	0.00%	0	0.00%	6	0.00%
Total	66,728,878	100.00%	0	0.00%	66,728,878	100.00%

Shareholder’s composition of BNDES Participações S/A with more than 5% of common shares (voting right), up to the individuals level, as of March 31, 2006.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Banco Nacional de Desenv.Econômico e Social (2)	1	100.00%	0	0.00%	1	1 100.00%
Total	1	100.00%	0	0.00%	1	1 100.00%

(1) Foreign capital company.
(2) State agency – Brazilian Federal.

17.01 REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
CPFL Energia S.A.
São Paulo - SP

1.
We have performed a special review of the accompanying interim financial statements of CPFL Energia S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of March 31, 2006, the related statements of operations for the quarter then ended, and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.
The interim financial statements of the subsidiary Rio Grande Energia S.A. – RGE as of and for the quarters ended March 31, 2006 and 2005 were reviewed by other independent auditors whose review reports thereon were issued on April 27, 2006 and April 25, 2005, respectively. Those auditors have also audited this subsidiary’s balance sheet as of December 31, 2005, and issued an opinion thereon, dated February 14, 2006. These review reports and opinion did not contain qualifications. Our review, insofar as it relates to (a) total assets of this subsidiary as of Mach 31, 2006 and December 31, 2005, which represent 9.2% of the consolidated total assets; (b) net result for the quarters ended March 31, 2006 and 2005, which represents 5.2% and 6.0%, respectively, of the consolidated total balances, and (c) the investment recorded under the equity method in the Company’s financial statements, are based solely on the review reports and opinion of those auditors.

3.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

4.
Based on our reviews and on the reports of the other auditors, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

5.
As discussed in Note 3 to the interim financial statements, the status of the tariff revisions and adjustments of the subsidiary Companhia Paulista de Força e Luz - CPFL is as follows: the National Electric Energy Agency (ANEEL) definitively changed, on April 6, 2005, the percentage related to the periodic tariff revision of 2003 for CPFL Paulista. In addition, CPFL Paulista recognized the amount of R$ 36,336,000, in long-term assets, related to the difference between the regulatory depreciation rate of 4.64% p.a., used by ANEEL to calculate the “quota de reintegração” (regulatory depreciation – accounting depreciation), and the percentage of 4.85%, calculated by CPFL Paulista based on the information provided to the concession authority. CPFL Paulista’s management calculated the regulatory depreciation rate of 4.85% p.a., which was subject to a specific inspection by ANEEL. CPFL Paulista is awaiting the final approval of this claim by ANEEL’s directors. CPFL Paulista’s management considers that these discussions will have a successful outcome and that the respective asset will be realized.

6.
We had previously audited the Company and consolidated balance sheets as of December 31, 2005, presented for comparative purposes, and our opinion thereon, dated February 14, 2006, contained an emphasis of a matter paragraph similar to paragraph 5 above. The statements of operations (Company and Consolidated) for the quarter ended March 31, 2005, presented for comparative purposes, were reviewed by us and our review report thereon, dated April 25, 2005, contained emphasis of a matter paragraphs on: (i) paragraph 5 above; (ii) the recording by the subsidiaries Companhia Paulista de Força e Luz and Companhia Piratininga de Força e Luz of regulatory assets and liabilities pending approval by ANEEL and therefore subject to changes upon their definitive approval by the regulatory agency; and (iii) the fact that the 2003 periodic tariff revision and the 2004 tariff adjustment of the subsidiary Companhia Piratininga de Força e Luz, which were pending approval by ANEEL on that date, were approved in October 2005.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 27, 2006 (except for the matter mentioned in Note 31, item (c), as to which the date is May 10, 2006).

DELOITTE TOUCHE TOHMATSU Auditores Independentes	Walbert Antonio dos Santos Engagement Partner

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

The subsidiary Companhia Paulista de Força e Luz (“CPFL Paulista”) is a public company and its Comments on the performance of this quarter (the Company and Consolidated) is attached in the Interim Financial Statements as of March 31, 2006, filed at CVM (Brazilian Securities Commission).

The subsidiary CPFL Geração de Energia S.A., is a public company and its Comments on the performance of this quarter (the Company and Consolidated) is attached in the Interim Financial Statements as of March 31, 2006, filed at CVM (Brazilian Securities Commission).

The subsidiary Companhia Piratininga de Força e Luz is a public company and its Comments on the performance of this quarter is attached in the Interim Financial Statements as of March 31, 2006, filed at CVM (Brazilian Securities Commission).

CPFL COMERCIALIZAÇÃO BRASIL S/A
18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2006 to 03/31/2006	4 - 01/01/2006 to 03/31/2006	5 - 01/01/2005 to 03/31/2005	6 - 01/01/2005 to 03/31/2005
3.01	Operating revenues	449,958	449,958	296,292	296,292
3.02	Deductions from operating revenues	(59,589)	(59,589)	(40,027)	(40,027)
3.02.01	ICMS	(18,211)	(18,211)	(12,588)	(12,588)
3.02.02	PIS	(7,365)	(7,365)	(4,888)	(4,888)
3.02.03	COFINS	(33,911)	(33,911)	(22,518)	(22,518)
3.02.04	ISS	(102)	(102)	(33)	(33)
3.03	Net operating revenues	390,369	390,369	256,265	256,265
3.04	Cost of sales and/or services	(286,559)	(286,559)	(195,688)	(195,688
3.04.01	Cost of electric energy	(282,688)	(282,688)	(193,269)	(193,269)
3.04.02	Material	(672)	(672)	(265)	(265)
3.04.03	Outsourced services	(3,199)	(3,199)	(2,154)	(2,154)
3.05	Gross operating income	103,810	103,810	60,577	60,577
3.06	Operating Expenses/Income	(885)	(885)	(1,658)	(1,658)
3.06.01	Sales and Marketing	(3,599)	(3,599)	(3,319)	(3,319)
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial	2,714	2,714	1,661	1,661
3.06.03.01	Financial income	5,180	5,180	2,830	2,830
3.06.03.02	Financial expenses	(2,466)	(2,466)	(1,169)	(1,169)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2005 to 09/30/2005	4 - 01/01/2005 to 09/30/2005	5 - 07/01/2004 to 09/30/2004	6 - 07/01/2004 to 09/30/2004
3.07	Income from operations	102,925	102,925	58,919	58,919
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	102,925	102,925	58,919	58,919
3.10	Income tax and social contribution	(34,575)	(34,575)	(20,041)	(20,041)
3.10.01	Social contribution	(9,167)	(9,167)	(5,306)	(5,306)
3.10.02	Income tax	(25,408)	(25,408)	(14,735)	(14,735)
3.11	Deferred income tax and social contribution	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on equity	0	0	0	0
3.15	Net income (loss) for the period	68,350	68,350	38,878	38,878
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	455,996	455,996	300,000	300,000
	EARNINGS PER SHARE	149.89167	149.89167	129.59333	129.59333
	LOSS PER SHARE

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES
CPFL Comercialização Brasil S.A.

Gross Revenue

The Gross Revenue for the first quarter of 2006, including the operations of the subsidiary CLION, was R$ 449,958, an increase of 51.9% in relation to the same quarter of 2005, largely due to the growth in energy sales to free customers and other concessionaires and licensees. The volume of 5,346 GWh was sold in the quarter, against 3,701 GWh in the same quarter of the previous year.

Net Income

The net income in the first quarter of 2006 was R$ 68,350, an increase of R$ 29,472 compared with the same quarter of 2005, as a direct result of the expansion of the Company’s commercial operations.

SUMMARY

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	INCOME STATEMENT	6
04	01	NOTES TO THE INTERIM FINANCE STATEMENTS	8
05	01	COMMENTS ON PERFORMANCE OF THE QUARTER	42
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	43
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY	44
07	01	CONSOLIDATED INCOME STATEMENT	46
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER	49
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	53
15	01	INVESTMENTS	54
16	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	55
17	01	REPORT ON SPECIAL REVIEW-UNQUALIFIED	63
		COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	65
		CPFL GERAÇÃO DE ENERGIA S.A.
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	65
		COMPANHIA PIRATININGA DE FORÇA E LUZ
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	65
		CPFL COMERCIALIZAÇÃO BRASIL LTDA
18	02	INCOME STATEMENT OF SUBSIDIARIES	66
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	68

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2006

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.